FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Ameriquest Mortgage Securities Inc.	0001102913
Exact Name of Registrant as Specified in Charter	**Registrant CIK Number**
Form 8-K, January 23, 2003, Series 2004-R1	333-103335

____

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERIQUEST MORTGAGE SECURITIES INC.

By: [signature]
Name: John P. Grazer
Title: CFO

Dated: January 23, 2004

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

---

* The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R1

TERM SHEET

$497,901,000

(Approximate Offered Certificates)

Asset-Backed Pass-Through Certificates Series 2004-R1

January 21, 2004

Ameriquest Mortgage Securities Inc.

Ameriquest Mortgage Securities Inc.
(Depositor)

Ameriquest Mortgage Company and Town and Country Credit Corporation
(Originators)

Ameriquest Mortgage Company
(Master Servicer)

All terms and statements are subject to change.

citigroup

CREDIT SUISSE | FIRST BOSTON

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R1

TERM SHEET DATED January 21, 2004

Ameriquest Mortgage Securities Inc.
Asset-Backed Pass-Through Certificates, Series 2004-R1

$497,901,000

(Approximate Offered Certificates)

Subject to Revision

Class	Approximate Size ($)	Type[1,2]	WAL (yrs) *Call[3] / Mat[4]*	Principal Payment Window *Call[3] / Mat[4]*	Pmt Delay (days)	Interest Accrual Basis	Stated Final Maturity	Expected Ratings S&P / M / F	Initial Credit Enhancement (%)
Offered Certificates									
A-1B	86,957,000	FLT/SENIOR	2.92 / 3.18	1-97 / 1-217	0	Actual/360	Feb 2034	AAA/Aaa/AAA	13.75%
A-2	251,694,000	FLT/SENIOR	2.95 / 3.21	1-97 / 1-220	0	Actual/360	Feb 2034	AAA/Aaa/AAA	13.75%
M-1	35,750,000	FLT/MEZZ	5.39 / 5.93	39-97 / 39-168	0	Actual/360	Feb 2034	AA+/Aa1/AA+	11.00%
M-2	32,500,000	FLT/MEZZ	5.38 / 5.88	38-97 / 38-157	0	Actual/360	Feb 2034	AA/Aa2/AA	8.50%
M-3	13,000,000	FLT/MEZZ	5.38 / 5.84	38-97 / 38-147	0	Actual/360	Feb 2034	AA-/Aa3/AA-	7.50%
M-4	13,000,000	FLT/MEZZ	5.38 / 5.81	38-97 / 38-142	0	Actual/360	Feb 2034	A+/A1/A+	6.50%
M-5	13,000,000	FLT/MEZZ	5.37 / 5.76	37-97 / 37-136	0	Actual/360	Feb 2034	A/A2/A	5.50%
M-6	13,000,000	FLT/MEZZ	5.36 / 5.70	37-97 / 37-129	0	Actual/360	Feb 2034	A-/A3/A-	4.50%
M-7	13,000,000	FLT/MEZZ	5.36 / 5.61	37-97 / 37-121	0	Actual/360	Feb 2034	BBB+/Baa1/BBB+	3.50%
M-8	13,000,000	FLT/MEZZ	5.36 / 5.47	37-97 / 37-111	0	Actual/360	Feb 2034	BBB/Baa2/BBB	2.50%
M-9	13,000,000	FLT/MEZZ	5.17 / 5.17	37-97 / 37- 97	0	Actual/360	Feb 2034	BBB-/Baa3/BBB-	1.50%
Non-Offered									
A-1A	782,599,000	FLT/SENIOR	Not Offered		0	Actual/360	Feb 2034	AAA/Aaa/AAA AAA	13.75%
M-10	13,000,000	FLT/MEZZ	Not Offered		0	Actual/360	Feb 2034	BB+/Ba1/BB+	0.50%
CE	6,500,075	N/A	Not Offered		N/A	N/A		N/R	N/A
P	100	N/A	Not Offered		N/A	N/A		N/R	N/A
R	N/A	N/A	Not Offered		N/A	N/A		N/R	N/A

(1) The interest rate on each of the certificates is subject to the related Net WAC Rate Cap.
(2) All Adjustable-Rate Certificates will accrue interest at a rate not greater than the related Maximum Cap Rate.
(3) To 10% Optional Termination at the pricing speed.
(4) To maturity at the pricing speed.

Pricing Speed ("PPC")

Fixed-Rate Mortgage Loans	2% CPR growing to 20% CPR over 10 months
Adjustable-Rate Mortgage Loans	27% CPR

Part I: Key Terms

Parties:

Depositor: Ameriquest Mortgage Securities Inc.

Originators: Ameriquest Mortgage Company and Town and Country Credit Corporation.

Master Servicer: Ameriquest Mortgage Company.

Trustee: Deutsche Bank National Trust Company.

Mortgage Insurance Provider: Mortgage Guaranty Insurance Corporation ("MGIC")

Certificate Insurer: None

Co-Lead Underwriters: Citigroup Global Markets Inc. and Credit Suisse First Boston LLC

Co-Managers: Banc of America Securities LLC, Greenwich Capital Markets, Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated

Collateral

Mortgage Loans: Adjustable-rate and fixed-rate, first-lien, closed-end, subprime mortgage loans with LTVs at origination not in excess of 95% and an aggregate scheduled principal balance as of the Cut-off Date of approximately $1,300,000,075. For the purpose of calculating interest and principal on the Class A Certificates, the Mortgage Loans have been divided into two loan groups, designated as follows:

Group I Mortgage Loans: 6,350 Adjustable-Rate and Fixed-Rate Mortgage Loans as of the Collateral Selection Date with an aggregate scheduled principal balance as of the Cut-off Date of approximately $1,008,180,182 with principal balances at origination that conform to principal balance limits of Fannie Mae and Freddie Mac.

Group II Mortgage Loans: 906 Adjustable-Rate and Fixed-Rate Mortgage Loans as of the Collateral Selection Date with an aggregate scheduled principal balance as of the Cut-off Date of approximately $291,819,894 with principal balances at origination that may or may not conform to principal balance limits of Fannie Mae and Freddie Mac.

Certain of the Mortgage Loans identified on the Collateral Selection Date may be deleted and additional Mortgage Loans may be included in the pool of Mortgage Loans delivered on the Closing Date. Notwithstanding any such additions or deletions, the characteristics of the pool of Mortgage Loans delivered on the Closing Date are not expected to differ materially from the characteristics of the Mortgage Loans identified on the Collateral Selection Date and described herein.

Primary Mortgage Insurance Policy: As of the Collateral Selection Date, approximately 40.18% of the Mortgage Loans will be covered by a mortgage insurance policy (the "PMI Policy") issued by the Mortgage Insurance Provider. For each of those Mortgage Loans, the Mortgage Insurance Provider provides insurance coverage, subject to certain caveats, down to 60% of the value of the related mortgaged property.

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R1

Dates:

Cut-off Date:	For Mortgage Loans delivered on the Closing Date, the close of business on February 1, 2004. References to percentages or balances of the Mortgage Loans as of the Cut-off Date are based on the scheduled principal balance of the Mortgage Loans on such date.
Collateral Selection Date:	January 8, 2004.
Distribution Dates:	The 25th day of each month or, if the 25th day is not a business day, the next business day, beginning in March, 2004.
Record Date:	Adjustable-Rate Certificates: the close of business on the business day immediately preceding the Distribution Date.
	Fixed-Rate Certificates and Retained Certificates: the close of business on the last business day of the month preceding the month in which the Distribution Date occurs.
Expected Pricing Date:	On or about January 23, 2004.
Expected Closing Date:	On or about February 6, 2004.

Designations:

Certificates:	Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R1.
Adjustable-Rate Certificates:	Class A Certificates and Class M Certificates.
Fixed-Rate Certificates:	None
Class A Certificates:	Class A-1A, Class A-1B and Class A-2 Certificates.
Class M Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class M-10 Certificates.
Offered Certificates:	Class A Certificates (other than the Class A-1A Certificates) and Class M Certificates (other than the Class M-10 Certificates).
Non-Offered Certificates:	Class A-1A and Class M-10 Certificates.
Retained Certificates:	Class CE, Class P and Class R Certificates.
Group I Certificates:	Class A-1A and Class A-1B Certificates, which evidence interests in the Group I Mortgage Loans.
Group II Certificates:	Class A-2 Certificates, which evidence interests in the Group II Mortgage Loans.

Other Terms:

Source for Calculation of One-Month LIBOR:	Telerate page 3750.
ERISA:	Subject to the considerations in the prospectus supplement, the Offered Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of such Certificates.
SMMEA Eligibility:	Class A, Class M-1, Class M-2 and Class M-3 Certificates.
Federal Taxation:	The Trust will be established as one or more REMICs for federal income tax purposes.
Form of Registration:	Book-entry form through DTC, Clearstream and Euroclear.

Minimum Denominations: $25,000 and integral multiples of $1 in excess thereof.

Part II: Definitions/Description of the Certificates

Determination Date: The 10th day of the month or, if such day is not a business day, the business day immediately preceding such 10th day.

Due Period: From the second day of the immediately preceding month to the first day of the month in which such Distribution Date occurs.

Prepayment Period: For the first Distribution Date, the Cut-off Date to and including the initial Determination Date, and for all other Distribution Dates, the day after the prior Determination Date to the Determination Date in the month in which such Distribution Date occurs.

Interest Accrual Basis: For any Distribution Date will be :

For the Adjustable-Rate Certificates: Actual/360. The Adjustable-Rate Certificates will settle flat and will have no payment delay.

For the Fixed-Rate Certificates: 30/360. The Fixed-Rate Certificates will settle with accrued interest and will have a 24-day payment delay.

Administrative Fee Rate: The sum of (a) the Servicing Fee Rate (0.50% per annum), (b) the Trustee Fee Rate (0.0017% per annum) and (c) the Mortgage Insurance Fee Rate, if applicable.

Expense Adjusted Net Mortgage Rate: The mortgage rate of each Mortgage Loan minus the Administrative Fee Rate.

Expense Adjusted Net Maximum Mortgage Rate: The per annum rate equal to the applicable maximum mortgage rate (or the mortgage rate for such Mortgage Loan in the case of the fixed-rate Mortgage Loans) of each Mortgage Loan minus the Administrative Fee Rate.

Optional Termination: The Master Servicer and the NIMs Insurer, if any, in that order, may purchase all of the Mortgage Loans and REO properties and retire the Certificates on or after the Optional Termination Date.

Optional Termination Date: The first Distribution Date on which the aggregate principal balance of the Mortgage Loans is less than 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

Credit Enhancement: Excess Interest.

Overcollateralization ("OC").

Subordination.

PMI Policy.

Initial Overcollateralization Target Percentage: Approximately 0.50%.

Overcollateralization Floor: The aggregate principal balance of the Mortgage Loans as of the Cut-off Date multiplied by 0.50%.

Overcollateralization Target Amount: For any Distribution Date, (i) prior to the Stepdown Date, an amount equal to the Initial Overcollateralization Target Percentage of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (ii) on or after the Stepdown Date, provided a Trigger Event is not in effect, the greater of (x) 2x the Initial Overcollateralization Target Percentage of the then current aggregate outstanding principal balance of the Mortgage Loans as of the last day of the related Due Period after giving effect to scheduled payments of principal due during the related Due Period, to the extent received or advanced, and unscheduled collections of principal received during the related Prepayment Period and (y) the Overcollateralization Floor or (iii) on or after the Stepdown Date and if a Trigger Event is in effect, the Overcollateralization Target Amount for the immediately preceding Distribution Date.

Stepdown Date: The earlier of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later of (A) the 37th Distribution Date and (B) the date that the Credit Enhancement Percentage for the Class A Certificates is greater than or equal to 2x the Class A initial Credit Enhancement Percentage.

Credit Enhancement Percentage: The percentage obtained by dividing (x) the aggregate Certificate Principal Balance of each class of Certificates with a lower distribution priority by (y) the aggregate principal balance of the Mortgage Loans.

Class	Initial CE%	Target CE% On/After Stepdown Date
A	13.75%	2x Initial CE%
M-1	11.00%	2x Initial CE%
M-2	8.50%	2x Initial CE%
M-3	7.50%	2x Initial CE%
M-4	6.50%	2x Initial CE%
M-5	5.50%	2x Initial CE%
M-6	4.50%	2x Initial CE%
M-7	3.50%	2x Initial CE%
M-8	2.50%	2x Initial CE%
M-9	1.50%	2x Initial CE%
M-10	0.50%	2x Initial CE%

Overcollateralization Reduction Amount: For any Distribution Date, the lesser of (A) the principal remittance amount on such Distribution Date and (B) the excess, if any, of (i) the Overcollateralized Amount for such Distribution Date (calculated for this purpose only after assuming that 100% of the principal remittance amount on such Distribution Date has been distributed) over (ii) the Overcollateralization Target Amount for such Distribution Date.

Overcollateralized Amount: For any Distribution Date will be the excess, if any, of (a) the sum of the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period over (b) the sum of the aggregate Certificate Principal Balances of the Offered Certificates, the Non-Offered Certificates and the Class P Certificates, after giving effect to distributions to be made on such Distribution Date.

Net Monthly Excess Cashflow: For any Distribution Date, the sum of (x) any Overcollateralization Reduction Amount and (y) the excess of the Available Funds over the sum of (i) the monthly interest accrued and any unpaid interest on the Class A Certificates and the monthly interest accrued on the Class M Certificates and (ii) the principal remittance amount.

Allocation of Losses: Any Realized Losses on the Mortgage Loans on any Distribution Date will first be absorbed by the Class CE Certificates. If on any Distribution Date as a result of Realized Losses on the Mortgage Loans, the aggregate certificate principal balance of the Class A and Class M Certificates exceeds the aggregate principal balance of the Mortgage Loans as of the last day of the related Due Period, such excess (the "Realized Loss Amount") will be allocated to the Class M Certificates in reverse sequential order and with respect to any Realized Losses on the Group I Mortgage Loans, to the Class A-1B Certificates. There will be no allocation of Realized Losses on the Mortgage Loans to the Class A Certificates (other than the Class A-1B Certificates) or the Class P Certificates. Investors in the Class A Certificates (other than the Class A-1B Certificates) or the Class P Certificates should note, however, that although Realized Loss Amounts cannot be allocated to such Certificates, under certain loss scenarios there may not be enough principal and interest on the Mortgage Loans to distribute to the holders of such Certificates all principal and interest amounts to which they are then entitled. Once Realized Loss Amounts are allocated to the Class M and the Class A-1B Certificates, such amounts with respect to such Certificates will no longer accrue interest. However, the amount of any Realized Losses allocated to the Class M and the Class A-1B Certificates may be distributed to the holders of those certificates from Net Monthly Excess Cashflow, sequentially.

Net WAC Rate Cap: Class A Certificates: The per annum rate equal to the weighted average of the Expense Adjusted Net Mortgage Rates of the Mortgage Loans in the related loan group, (in the case of the adjustable-rate Class A Certificates subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).

Class M Certificates: The per annum rate equal to the weighted average (weighted in proportion to the results of subtracting from the aggregate principal balance of each loan group the current principal balance of the related Class A Certificates), of (i) the weighted average of the Expense Adjusted Net Mortgage Rates of the Group I Mortgage Loans and (ii) the weighted average of the Group II Mortgage Loans (in the case of the adjustable-rate Class M Certificates, subject to adjustment based on the actual number of days elapsed in the related Interest Accrual Period).

Pass-Through Rate: For any Distribution Date, the lesser of (x) the related Formula Rate (with respect to Adjustable-Rate Certificates) or the related fixed-rate (with respect to the Fixed-Rate Certificates) for such Distribution Date and (y) the related Net WAC Rate Cap for such Distribution Date.

Formula Rate: For any Distribution Date and any class of Adjustable-Rate Certificates, the lesser of (i) LIBOR plus the applicable certificate margin and (ii) the related Maximum Cap Rate.

Maximum Cap Rate: The Maximum Cap Rate for any Distribution Date and each class of Adjustable-Rate Certificates is calculated in the same manner as the related Net WAC Rate Cap, but based on the Expense Adjusted Net Maximum Mortgage Rates of the applicable Mortgage Loans rather than the Expense Adjusted Net Mortgage Rates of the applicable Mortgage Loans, plus the excess, if any, of the then applicable maximum rate set forth in the related Cap Contract over the then applicable strike rate set forth in such Cap Contract (such excess to be adjusted for the mismatch, if any, between the applicable notional balance and the principal balance of the applicable certificates for such Distribution Date).

Coupon Step-up:

After the Optional Termination Date, if the Master Servicer (or NIMs Insurer, if any) fails to exercise its right to terminate the Trust, the certificate margins on any then outstanding Certificates will increase according to the following:

Class	After Optional Termination
Class A Certificates	2 x Applicable Margin
Class M Certificates	1.5 x Applicable Margin

Net WAC Rate Carryover Amount:

For any Distribution Date, (i) the excess of (a) the amount of interest such class would have accrued for such Distribution Date had the applicable Pass-Through Rate not been subject to the Net WAC Rate Cap, over (b) the amount of interest such class of Certificates accrued for such Distribution Date based on the Net WAC Rate Cap, together with the unpaid portion of any such amounts from the prior Distribution Date and (ii) accrued interest thereon at the then applicable Pass-Through Rate, without giving effect to the Net WAC Rate Cap. The Net WAC Rate Carryover Amount will be paid from Net Monthly Excess Cashflow on a subordinated basis on the same Distribution Date or in any subsequent period. The ratings on each class of Certificates do not address the likelihood of the payment of any Net WAC Rate Carryover Amount.

Offered/Non Offered Certificates Interest Rate Corridors:

The following Certificates will have the benefit of an interest rate corridor as specified below:

Class	Number of Months	Beginning Distribution Date
A-1A	23	April 2004
A-1B	23	April 2004
A-2	23	April 2004
M	39	April 2004

Proceeds of the Class M Interest Rate Corridor will be allocated among the classes of Class M Certificates first, based on the Certificate Principal Balances thereof and second, based on any remaining unpaid Net WAC Rate Carryover Amounts paid in sequential order. See attached schedules.

Interest Carry Forward Amount:

For each class of Offered Certificates, on any Distribution Date, the sum of (i) the excess of (a) the accrued certificate interest for such class with respect to the prior Distribution Date (excluding any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (b) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess at the Pass-Through Rate for such class.

Available Funds: For any Distribution Date, the sum, net of amounts reimbursable therefrom to the Master Servicer or the Trustee, of (i) the aggregate amount of scheduled monthly payments on the Mortgage Loans due during the related Due Period and received on or prior to the related Determination Date; (ii) unscheduled payments in respect of the Mortgage Loans (including prepayments, insurance proceeds, liquidation proceeds and proceeds from repurchases of and substitutions for the Mortgage Loans occurring during the related Prepayment Period or proceeds from the repurchase of the Mortgage Loans due to the Optional Termination of the Trust); (iii) all Master Servicer Advances with respect to the Mortgage Loans received for such Distribution Date and (iv) all compensating interest paid by the Master Servicer in respect of prepayment interest shortfalls for the related period.

Class A Principal Distribution Amount: Prior to the Stepdown Date, or if a Trigger Event is in effect, each of the Class A Certificates will receive the principal collected on the related Mortgage Loans plus any Net Monthly Excess Cashflow required to maintain the Overcollateralization Target Amount until the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero. On or after the Stepdown Date, if no Trigger Event is in effect, principal paid on the Class A Certificates will be an amount such that each of the Class A Certificates will maintain 2x the Class A Initial Credit Enhancement Percentage as set forth in the Credit Enhancement Percentage table on the table included herein.

Notwithstanding the foregoing, if the Certificate Principal Balance of any class of Class A Certificates is reduced to zero, then the amount of principal distributions from the related loan group on subsequent Distribution Dates will be distributed to the Class A Certificates remaining outstanding, to the extent necessary to provide all required principal distributions to such Certificates.

Class M Principal Distribution Amount: The Class M Certificates will not receive any principal payments prior to the Stepdown Date. On or after the Stepdown Date (if no Trigger Event is in effect), principal will be paid on the Class M Certificates in the following order: to the Class M-1 Certificates until it reaches 2x the Class M-1 Initial Credit Enhancement Percentage, then to the Class M-2 Certificates until it reaches 2x the Class M-2 Initial Credit Enhancement Percentage, then to the Class M-3 Certificates until it reaches 2x the Class M-3 Initial Credit Enhancement Percentage, then to the Class M-4 Certificates until it reaches 2x the Class M-4 Initial Credit Enhancement Percentage, then to the Class M-5 Certificates until it reaches 2x the Class M-5 Initial Credit Enhancement Percentage, then to the Class M-6 Certificates until it reaches 2x the Class M-6 Initial Credit Enhancement Percentage, then to the Class M-7 Certificates until it reaches 2x the Class M-7 Initial Credit Enhancement Percentage, then to the Class M-8 Certificates until it reaches 2x the Class M-8 Initial Credit Enhancement Percentage, then to the Class M-9 Certificates until it reaches 2x the Class M-9 Initial Credit Enhancement Percentage and then to the Class M-10 Certificates until it reaches 2x the Class M-10 Initial Credit Enhancement Percentage, in each case, as set forth in the Credit Enhancement Percentage table included herein.

If a Trigger Event is in effect, principal payments will be paid sequentially first to the Class A Certificates and then to the Class M Certificates in their order of seniority until the Certificate Principal Balance of each such class is reduced to zero.

Trigger Event: If either the Delinquency Trigger Event or Cumulative Loss Test is violated.

Delinquency Trigger Event: The percentage obtained by dividing (x) the aggregate Stated Principal Balance of (i) Mortgage Loans Delinquent 60 days or more, (ii) REO Properties and (iii) Mortgage Loans in foreclosure and in bankruptcy by (y) the aggregate Stated Principal Balance of the Mortgage Loans, in each case, calculated prior to taking into account payments of principal on the Mortgage Loans due on the related Due Date or received during the related Prepayment Period, exceeds a percentage of the most senior class of certificate's then outstanding Credit Enhancement Percentage as specified in the Pooling and Servicing Agreement.

Cumulative Loss Test: The aggregate amount of Realized Losses incurred since the Cut-off Date through the last day of the related Due Period divided by the aggregate principal balance of the Mortgage Loans as of the Cut-off Date exceeds the approximate applicable percentages set forth below with respect to such Distribution Date:

Distribution Date Occurring In	Percentage
March 2007 through February 2008	1.75%
March 2008 through February 2009	2.75%
March 2009 through February 2010	3.55%
March 2010 and thereafter	4.00%

Payment Priority: On each Distribution Date, Available Funds from the Mortgage Loans will be distributed as follows:

To pay interest on the Class A Certificates *pro rata*, including any accrued unpaid interest from a prior Distribution Date and then to pay interest excluding any accrued unpaid interest from prior Distribution Dates to the Class M Certificates, sequentially.

To pay principal on the Class A and Class M Certificates, in accordance with the principal payment provisions described above.

From Net Monthly Excess Cashflow, if any, to the Certificates then entitled to receive distributions in respect of principal an additional payment of principal in order to reduce the Certificate Principal Balance of the Certificates to the extent necessary to maintain the required Overcollateralization Target Amount.

From Net Monthly Excess Cashflow, if any, to pay any Realized Loss Amounts allocated to the Class A-1B Certificates.

From Net Monthly Excess Cashflow, if any, to pay Interest Carry Forward Amounts to Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay any Realized Loss Amounts allocated to the Class M Certificates, sequentially.

From Net Monthly Excess Cashflow, if any, to pay the Net WAC Rate Carryover Amount on the Class A and Class M Certificates in the same order of priority as described above, after taking into account any amounts received under the interest rate corridors (See attached Schedules).

To pay any remaining amount to the Class CE and Class R Certificates in accordance with the Pooling and Servicing Agreement.

Part III: Relevant Bond Analytics

Yield Maintenance Agreement Rate Cap Schedule For Class A-1A Certificates

Period	Class A-1A Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	N/A	N/A	N/A
2	764,990,299.67	5.9113	9.1800
3	747,245,863.57	6.1145	9.1800
4	729,355,731.66	5.9029	9.1800
5	711,313,008.74	6.1066	9.1800
6	693,114,359.63	5.8962	9.1800
7	674,759,150.73	5.8935	9.1800
8	656,249,917.61	6.0983	9.1800
9	637,594,400.99	5.8895	9.1800
10	619,272,905.04	6.0947	9.1800
11	601,395,386.28	5.8862	9.1800
12	583,950,962.41	5.8845	9.1800
13	566,929,020.95	6.5474	9.1800
14	550,319,212.49	5.8812	9.1800
15	534,111,444.10	6.0862	9.1800
16	518,295,872.90	5.8778	9.1800
17	502,862,899.84	6.0827	9.1800
18	487,803,163.53	5.8745	9.1800
19	473,107,534.35	5.8780	9.1800
20	458,767,108.65	6.0828	9.1800
21	444,773,203.03	5.8746	9.1800
22	431,117,348.93	6.0803	9.1800
23	417,791,287.18	6.3656	9.1800
24	404,786,961.96	7.0219	9.1800

Yield Maintenance Agreement Rate Cap Schedule For Class A-1B Certificates

Period	Class A-1B Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	N/A	N/A	N/A
2	85,000,442.74	5.8313	7.1000
3	83,028,803.46	6.0345	7.1000
4	81,040,975.46	5.8229	7.1000
5	79,036,192.61	6.0266	7.1000
6	77,014,084.31	5.8162	7.1000
7	74,974,580.17	5.8135	7.1000
8	72,917,961.93	6.0183	7.1000
9	70,845,089.67	5.8095	7.1000
10	68,809,331.48	6.0147	7.1000
11	66,822,904.97	5.8062	7.1000
12	64,884,600.97	5.8045	7.1000
13	62,993,240.31	6.4674	7.1000
14	61,147,673.02	5.8012	7.1000
15	59,346,777.65	6.0062	7.1000
16	57,589,460.53	5.7978	7.1000
17	55,874,655.07	6.0027	7.1000
18	54,201,321.10	5.7945	7.1000
19	52,568,444.20	5.7980	7.1000
20	50,975,035.06	6.0028	7.1000
21	49,420,128.85	5.7946	7.1000
22	47,902,784.58	6.0003	7.1000
23	46,422,084.57	6.2856	7.1000
24	44,977,133.69	6.9419	7.1000

Yield Maintenance Agreement Rate Cap Schedule For Class A-2 Certificates

Period	Class A-2 Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	N/A	N/A	N/A
2	246,155,639.21	6.0171	7.1800
3	240,572,880.29	6.2194	7.1800
4	234,942,033.40	6.0005	7.1800
5	229,260,379.20	6.2038	7.1800
6	223,527,005.79	5.9869	7.1800
7	217,741,843.82	5.9814	7.1800
8	211,905,130.38	6.1865	7.1800
9	206,020,778.59	5.9728	7.1800
10	200,135,815.07	6.1793	7.1800
11	194,393,004.48	5.9665	7.1800
12	188,788,870.32	5.9634	7.1800
13	183,320,022.12	6.6331	7.1800
14	177,983,153.33	5.9570	7.1800
15	172,775,039.18	6.1630	7.1800
16	167,692,534.66	5.9507	7.1800
17	162,732,572.55	6.1565	7.1800
18	157,892,161.40	5.9444	7.1800
19	153,168,383.72	5.9488	7.1800
20	148,558,394.08	6.1581	7.1800
21	144,059,417.34	5.9466	7.1800
22	139,668,746.87	6.1522	7.1800
23	135,383,742.87	6.5305	7.1800
24	131,201,871.67	7.0761	7.1800

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R1

Yield Maintenance Agreement Rate Cap Schedule For Class M Certificates

Period	Class M Notional Schedule ($)	Cap Strike%	Cap Ceiling%
1	N/A	N/A	N/A
2	172,250,000.00	4.9674	7.2123
3	172,250,000.00	5.1703	7.2123
4	172,250,000.00	4.9571	7.2123
5	172,250,000.00	5.1608	7.2123
6	172,250,000.00	4.9489	7.2123
7	172,250,000.00	4.9456	7.2123
8	172,250,000.00	5.1504	7.2123
9	172,250,000.00	4.9405	7.2123
10	172,250,000.00	5.1461	7.2123
11	172,250,000.00	4.9366	7.2123
12	172,250,000.00	4.9346	7.2123
13	172,250,000.00	5.5990	7.2123
14	172,250,000.00	4.9306	7.2123
15	172,250,000.00	5.1358	7.2123
16	172,250,000.00	4.9266	7.2123
17	172,250,000.00	5.1316	7.2123
18	172,250,000.00	4.9226	7.2123
19	172,250,000.00	4.9262	7.2123
20	172,250,000.00	5.1321	7.2123
21	172,250,000.00	4.9232	7.2123
22	172,250,000.00	5.1288	7.2123
23	172,250,000.00	5.4351	7.2123
24	172,250,000.00	6.0665	7.2123
25	172,250,000.00	6.8518	7.2123
26	172,250,000.00	6.0594	7.2123
27	172,250,000.00	6.2990	7.2123
28	172,250,000.00	6.0495	7.2123
29	172,250,000.00	6.5506	7.2123
30	172,250,000.00	6.6040	7.2123
31	172,250,000.00	6.6001	7.2123
32	172,250,000.00	6.8566	7.2123
33	172,250,000.00	6.5873	7.2123
34	172,250,000.00	6.8432	7.2123
35	172,250,000.00	6.8236	7.2123
36	172,250,000.00	7.1231	7.2123
37	172,250,000.00	7.2123	7.2123
38	159,004,107.70	7.1099	7.2123
39	146,076,414.20	7.2123	7.2123
40	135,366,342.31	7.0940	7.2123

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R1

Sensitivity Analysis - To Optional Termination Date

	FIXED ARM	0% PPC 0.00% CPR	50% PPC 13.50% CPR	75% PPC 20.25% CPR	100% PPC 27.00% CPR	125% PPC 33.75% CPR	150% PPC 40.50% CPR
A-1B	Average Life (yrs)	18.26	5.61	3.89	2.92	2.28	1.81
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	343	182	129	97	76	62
	Prin Pmt Window (mos)	343	182	129	97	76	62
A-2	Average Life (yrs)	18.80	5.67	3.93	2.95	2.30	1.83
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	343	182	129	97	76	62
	Prin Pmt Window (mos)	343	182	129	97	76	62
M-1	Average Life (yrs)	25.93	10.20	7.09	5.39	4.56	4.26
	First Principal Period	254	59	40	39	41	45
	Last Principal Period	343	182	129	97	76	62
	Prin Pmt Window (mos)	90	124	90	59	36	18
M-2	Average Life (yrs)	25.93	10.20	7.09	5.38	4.50	4.11
	First Principal Period	254	59	40	38	40	42
	Last Principal Period	343	182	129	97	76	62
	Prin Pmt Window (mos)	90	124	90	60	37	21
M-3	Average Life (yrs)	25.93	10.20	7.09	5.38	4.48	4.03
	First Principal Period	254	59	40	38	39	41
	Last Principal Period	343	182	129	97	76	62
	Prin Pmt Window (mos)	90	124	90	60	38	22
M-4	Average Life (yrs)	25.93	10.20	7.09	5.38	4.45	4.00
	First Principal Period	254	59	40	38	39	40
	Last Principal Period	343	182	129	97	76	62
	Prin Pmt Window (mos)	90	124	90	60	38	23
M-5	Average Life (yrs)	25.93	10.20	7.09	5.37	4.45	3.95
	First Principal Period	254	59	40	37	39	40
	Last Principal Period	343	182	129	97	76	62
	Prin Pmt Window (mos)	90	124	90	61	38	23
M-6	Average Life (yrs)	25.93	10.20	7.09	5.36	4.42	3.92
	First Principal Period	254	59	40	37	38	39
	Last Principal Period	343	182	129	97	76	62
	Prin Pmt Window (mos)	90	124	90	61	39	24
M-7	Average Life (yrs)	25.93	10.20	7.09	5.36	4.42	3.90
	First Principal Period	254	59	40	37	38	38
	Last Principal Period	343	182	129	97	76	62
	Prin Pmt Window (mos)	90	124	90	61	39	25
M-8	Average Life (yrs)	25.93	10.20	7.09	5.36	4.41	3.86
	First Principal Period	254	59	40	37	37	38
	Last Principal Period	343	182	129	97	76	62
	Prin Pmt Window (mos)	90	124	90	61	40	25
M-9	Average Life (yrs)	25.83	9.87	6.83	5.17	4.24	3.72
	First Principal Period	254	59	40	37	37	37
	Last Principal Period	343	182	129	97	76	62
	Prin Pmt Window (mos)	90	124	90	61	40	26

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R1

Sensitivity Analysis - To Maturity

	FIXED	0% PPC	50% PPC	75% PPC	100% PPC	125% PPC	150% PPC
	ARM	0.00% CPR	13.50% CPR	20.25% CPR	27.00% CPR	33.75% CPR	40.50% CPR
A-1B	Average Life (yrs)	18.31	6.00	4.21	3.18	2.49	1.98
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	358	330	273	217	175	144
	Prin Pmt Window (mos)	358	330	273	217	175	144
A-2	Average Life (yrs)	18.86	6.09	4.27	3.21	2.51	2.01
	First Principal Period	1	1	1	1	1	1
	Last Principal Period	358	332	277	220	177	146
	Prin Pmt Window (mos)	358	332	277	220	177	146
M-1	Average Life (yrs)	26.06	11.05	7.77	5.93	5.00	4.62
	First Principal Period	254	59	40	39	41	45
	Last Principal Period	356	288	219	168	134	109
	Prin Pmt Window (mos)	103	230	180	130	94	65
M-2	Average Life (yrs)	26.06	11.01	7.72	5.88	4.91	4.44
	First Principal Period	254	59	40	38	40	42
	Last Principal Period	355	275	205	157	125	102
	Prin Pmt Window (mos)	102	217	166	120	86	61
M-3	Average Life (yrs)	26.05	10.96	7.68	5.84	4.86	4.34
	First Principal Period	254	59	40	38	39	41
	Last Principal Period	354	261	192	147	117	95
	Prin Pmt Window (mos)	101	203	153	110	79	55
M-4	Average Life (yrs)	26.05	10.91	7.64	5.81	4.81	4.29
	First Principal Period	254	59	40	38	39	40
	Last Principal Period	354	254	186	142	113	92
	Prin Pmt Window (mos)	101	196	147	105	75	53
M-5	Average Life (yrs)	26.04	10.85	7.59	5.76	4.77	4.21
	First Principal Period	254	59	40	37	39	40
	Last Principal Period	353	245	178	136	108	88
	Prin Pmt Window (mos)	100	187	139	100	70	49
M-6	Average Life (yrs)	26.03	10.77	7.52	5.70	4.70	4.15
	First Principal Period	254	59	40	37	38	39
	Last Principal Period	352	235	170	129	102	83
	Prin Pmt Window (mos)	99	177	131	93	65	45
M-7	Average Life (yrs)	26.01	10.63	7.41	5.61	4.62	4.07
	First Principal Period	254	59	40	37	38	38
	Last Principal Period	350	222	159	121	96	78
	Prin Pmt Window (mos)	97	164	120	85	59	41
M-8	Average Life (yrs)	25.97	10.39	7.22	5.47	4.50	3.93
	First Principal Period	254	59	40	37	37	38
	Last Principal Period	348	206	146	111	87	71
	Prin Pmt Window (mos)	95	148	107	75	51	34
M-9	Average Life (yrs)	25.83	9.87	6.83	5.17	4.24	3.72
	First Principal Period	254	59	40	37	37	37
	Last Principal Period	343	182	129	97	76	62
	Prin Pmt Window (mos)	90	124	90	61	40	26

Net WAC Cap for Class A-1B Certificates

Period	NWC(1) (%)	NWC(2, 3) (%)	Period	NWC(1) (%)	NWC(2, 3) (%)	Period	NWC(1) (%)	NWC(2, 3) (%)
1	-	-	34	6.37	8.12	67	6.11	9.20
2	6.23	7.50	35	6.17	8.09	68	6.31	9.49
3	6.43	7.50	36	6.16	8.40	69	6.11	9.17
4	6.22	7.50	37	6.82	9.30	70	6.31	9.47
5	6.43	7.50	38	6.16	8.39	71	6.11	9.15
6	6.22	7.50	39	6.36	8.66	72	6.10	9.14
7	6.21	7.50	40	6.16	8.38	73	6.76	10.11
8	6.42	7.50	41	6.36	8.89	74	6.10	9.12
9	6.21	7.50	42	6.15	8.91	75	6.30	9.42
10	6.41	7.50	43	6.15	8.90	76	6.10	9.10
11	6.21	7.50	44	6.36	9.19	77	6.30	9.39
12	6.20	7.50	45	6.15	8.88	78	6.09	9.08
13	6.87	7.50	46	6.35	9.17	79	6.09	9.07
14	6.20	7.50	47	6.15	9.10	80	6.29	9.36
15	6.41	7.50	48	6.14	9.39	81	6.09	9.05
16	6.20	7.50	49	6.57	10.03	82	6.29	9.34
17	6.40	7.50	50	6.14	9.37	83	6.09	9.03
18	6.19	7.50	51	6.34	9.68	84	6.08	9.02
19	6.19	7.50	52	6.14	9.35	85	6.73	9.98
20	6.40	7.50	53	6.34	9.65	86	6.08	9.00
21	6.19	7.50	54	6.13	9.33	87	6.28	9.29
22	6.39	7.50	55	6.13	9.32	88	6.08	8.98
23	6.19	7.50	56	6.33	9.62	89	6.28	9.27
24	6.18	7.50	57	6.13	9.30	90	6.07	8.96
25	6.85	8.13	58	6.33	9.60	91	6.07	8.95
26	6.18	7.33	59	6.13	9.28	92	6.27	9.24
27	6.39	7.57	60	6.12	9.27	93	6.07	8.93
28	6.18	7.33	61	6.78	10.25	94	6.27	9.22
29	6.38	7.82	62	6.12	9.25	95	6.07	8.91
30	6.17	7.88	63	6.32	9.54	96	6.06	8.90
31	6.17	7.88	64	6.12	9.23	97	6.48	9.50
32	6.38	8.13	65	6.32	9.52			
33	6.17	7.87	66	6.11	9.21			

(1) Assumes 1mLIBOR and 6mLIBOR stays at 1.10% and 1.17% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes proceeds from the related Yield Maintenance Agreement included.

Net WAC Cap for Class A-2 Certificates

Period	NWC(1) (%)	NWC(2, 3) (%)	Period	NWC(1) (%)	NWC(2, 3) (%)	Period	NWC(1) (%)	NWC(2, 3) (%)
1	-	-	34	6.42	8.16	67	6.11	9.16
2	6.34	7.50	35	6.21	8.18	68	6.31	9.45
3	6.54	7.50	36	6.21	8.43	69	6.10	9.14
4	6.32	7.50	37	6.87	9.33	70	6.30	9.43
5	6.52	7.50	38	6.20	8.42	71	6.09	9.11
6	6.31	7.50	39	6.41	8.69	72	6.09	9.10
7	6.30	7.50	40	6.20	8.40	73	6.74	10.06
8	6.51	7.50	41	6.40	8.96	74	6.08	9.08
9	6.29	7.50	42	6.19	8.92	75	6.28	9.37
10	6.50	7.50	43	6.19	8.92	76	6.08	9.05
11	6.29	7.50	44	6.39	9.20	77	6.28	9.34
12	6.28	7.50	45	6.18	8.90	78	6.07	9.03
13	6.95	7.50	46	6.38	9.18	79	6.07	9.02
14	6.28	7.50	47	6.17	9.15	80	6.27	9.30
15	6.48	7.50	48	6.17	9.39	81	6.06	8.99
16	6.27	7.50	49	6.59	10.03	82	6.26	9.28
17	6.48	7.50	50	6.16	9.37	83	6.05	8.97
18	6.26	7.50	51	6.36	9.67	84	6.05	8.95
19	6.26	7.50	52	6.16	9.35	85	6.70	9.90
20	6.47	7.50	53	6.36	9.64	86	6.04	8.93
21	6.25	7.50	54	6.15	9.32	87	6.24	9.22
22	6.46	7.50	55	6.15	9.31	88	6.04	8.91
23	6.25	7.50	56	6.35	9.61	89	6.24	9.19
24	6.25	7.50	57	6.14	9.28	90	6.03	8.88
25	6.91	8.19	58	6.34	9.58	91	6.03	8.87
26	6.24	7.39	59	6.13	9.26	92	6.23	9.15
27	6.45	7.63	60	6.13	9.25	93	6.02	8.85
28	6.23	7.38	61	6.78	10.22	94	6.22	9.13
29	6.44	7.92	62	6.12	9.22	95	6.02	8.82
30	6.23	7.92	63	6.32	9.52	96	6.01	8.81
31	6.22	7.92	64	6.12	9.20	97	6.42	9.41
32	6.43	8.18	65	6.32	9.49			
33	6.22	7.91	66	6.11	9.17			

(1) Assumes 1mLIBOR and 6mLIBOR stays at 1.10% and 1.17% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes proceeds from the related Yield Maintenance Agreement included.

Net WAC Cap for Class M Certificates

Period	NWC(1) (%)	NWC(2, 3) (%)
1	-	-
2	6.26	8.50
3	6.46	8.50
4	6.24	8.50
5	6.45	8.50
6	6.24	8.50
7	6.23	8.50
8	6.44	8.50
9	6.23	8.50
10	6.43	8.50
11	6.22	8.50
12	6.22	8.50
13	6.89	8.50
14	6.22	8.50
15	6.42	8.50
16	6.21	8.50
17	6.42	8.50
18	6.21	8.50
19	6.21	8.50
20	6.41	8.50
21	6.20	8.50
22	6.41	8.50
23	6.20	8.50
24	6.20	8.50
25	6.86	8.50
26	6.19	8.50
27	6.40	8.50
28	6.19	8.50
29	6.39	8.50
30	6.19	8.50
31	6.18	8.50
32	6.39	8.50
33	6.18	8.50

Period	NWC(1) (%)	NWC(2, 3) (%)
34	6.38	8.50
35	6.18	8.50
36	6.17	8.50
37	6.83	9.31
38	6.17	8.50
39	6.37	8.67
40	6.17	8.50
41	6.37	8.91
42	6.16	8.91
43	6.16	8.90
44	6.36	9.19
45	6.16	8.89
46	6.36	9.17
47	6.15	9.11
48	6.15	9.39
49	6.57	10.03
50	6.15	9.37
51	6.35	9.67
52	6.14	9.35
53	6.34	9.65
54	6.14	9.33
55	6.14	9.32
56	6.34	9.62
57	6.13	9.30
58	6.33	9.59
59	6.13	9.27
60	6.13	9.26
61	6.78	10.24
62	6.12	9.24
63	6.32	9.54
64	6.12	9.22
65	6.32	9.52
66	6.11	9.20

Period	NWC(1) (%)	NWC(2, 3) (%)
67	6.11	9.19
68	6.31	9.48
69	6.11	9.17
70	6.31	9.46
71	6.10	9.14
72	6.10	9.13
73	6.75	10.10
74	6.10	9.11
75	6.30	9.40
76	6.09	9.09
77	6.29	9.38
78	6.09	9.07
79	6.09	9.06
80	6.29	9.35
81	6.08	9.04
82	6.28	9.33
83	6.08	9.02
84	6.08	9.01
85	6.73	9.96
86	6.07	8.98
87	6.27	9.27
88	6.07	8.96
89	6.27	9.25
90	6.06	8.94
91	6.06	8.93
92	6.26	9.22
93	6.06	8.91
94	6.26	9.20
95	6.05	8.89
96	6.05	8.88
97	6.47	9.48

(1) Assumes 1mLIBOR and 6mLIBOR stays at 1.10% and 1.17% respectively and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes proceeds from the related Yield Maintenance Agreement included.

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R1

Excess Spread

Period	% At Static LIBOR(1)	1m LIBOR (%)	6m LIBOR (%)	% At Fwd LIBOR(2)
1	2.50	1.11741	1.15490	2.48
2	4.71	1.13227	1.19174	4.67
3	4.91	1.14714	1.22858	4.86
4	4.69	1.16200	1.26542	4.63
5	4.89	1.20579	1.33850	4.79
6	4.68	1.24958	1.41159	4.53
7	4.67	1.29337	1.48468	4.48
8	4.87	1.37964	1.59586	4.59
9	4.66	1.46591	1.70704	4.30
10	4.86	1.55218	1.81822	4.41
11	4.65	1.64575	1.94556	4.11
12	4.64	1.73933	2.07291	4.01
13	5.30	1.83290	2.20025	4.57
14	4.63	1.97734	2.33358	3.76
15	4.83	2.12178	2.46691	3.82
16	4.62	2.26622	2.60024	3.46
17	4.82	2.39801	2.72748	3.53
18	4.61	2.52979	2.85472	3.19
19	4.60	2.66157	2.98195	3.05
20	4.80	2.78805	3.08084	3.13
21	4.59	2.91452	3.17973	2.79
22	4.79	3.04100	3.27862	2.86
23	4.57	3.12523	3.35807	2.87
24	4.57	3.20945	3.43751	3.27
25	5.22	3.29367	3.51695	3.93
26	4.55	3.37375	3.59602	3.09
27	4.75	3.45382	3.67510	3.24
28	4.54	3.53389	3.75417	2.92
29	4.74	3.61126	3.82729	3.19
30	4.52	3.68863	3.90041	3.01
31	4.51	3.76601	3.97353	2.92
32	4.71	3.83807	4.03750	3.08
33	4.50	3.91013	4.10148	2.76
34	4.70	3.98219	4.16545	2.92
35	4.48	4.04045	4.22135	2.71
36	4.47	4.09872	4.27724	2.77
37	5.13	4.15698	4.33314	3.49
38	4.50	4.21404	4.39164	2.67
39	4.71	4.27109	4.45014	2.87
40	4.51	4.32815	4.50864	2.57
41	4.71	4.38562	4.56223	2.84
42	4.51	4.44309	4.61582	2.63
43	4.51	4.50056	4.66940	2.57
44	4.71	4.55077	4.71100	2.77
45	4.51	4.60098	4.75260	2.47
46	4.71	4.65119	4.79420	2.67
47	4.50	4.69616	4.83372	2.44
48	4.50	4.74113	4.87325	2.47
49	4.93	4.78610	4.91278	2.95
50	4.50	4.81885	4.94127	2.38
51	4.71	4.85159	4.96976	2.60
52	4.50	4.88434	4.99826	2.31
53	4.71	4.90858	5.02356	2.59
54	4.50	4.93281	5.04886	2.36
55	4.50	4.95705	5.07415	2.34
56	4.70	4.98204	5.10254	2.57
57	4.50	5.00704	5.13093	2.28
58	4.70	5.03203	5.15932	2.51
59	4.50	5.06134	5.18998	2.26
60	4.50	5.09065	5.22064	2.27
61	5.15	5.11995	5.25131	3.08
62	4.50	5.15148	5.28171	2.21
63	4.70	5.18301	5.31210	2.43
64	4.50	5.21454	5.34250	2.14
65	4.70	5.24331	5.36908	2.41
66	4.50	5.27208	5.39565	2.17
67	4.50	5.30085	5.42223	2.14
68	4.70	5.32544	5.44387	2.38
69	4.50	5.35004	5.46551	2.09
70	4.70	5.37464	5.48715	2.32
71	4.50	5.39580	5.50745	2.07
72	4.50	5.41696	5.52776	2.09
73	5.15	5.43812	5.54806	2.91
74	4.50	5.45728	5.56672	2.04
75	4.71	5.47644	5.58539	2.29
76	4.50	5.49560	5.60405	2.00
77	4.71	5.51330	5.62131	2.27
78	4.50	5.53099	5.63856	2.02
79	4.51	5.54869	5.65582	2.00
80	4.71	5.56516	5.67141	2.25
81	4.51	5.58162	5.68700	1.97
82	4.71	5.59809	5.70259	2.22
83	4.51	5.61346	5.71799	1.96
84	4.51	5.62882	5.73339	1.97
85	5.16	5.64419	5.74879	2.80
86	4.51	5.65920	5.76395	1.94
87	4.72	5.67421	5.77912	2.19
88	4.52	5.68923	5.79429	1.91
89	4.72	5.70393	5.80901	2.18
90	4.52	5.71863	5.82374	1.93
91	4.52	5.73333	5.83846	1.92
92	4.73	5.74752	5.85267	2.17
93	4.53	5.76171	5.86687	1.89
94	4.73	5.77590	5.88107	2.14
95	4.53	5.78947	5.89476	1.89
96	4.53	5.80304	5.90844	1.90
97	4.95	5.81662	5.92212	2.43

(1) Assumes 1mLIBOR and 6mLIBOR stays at 1.10% and 1.17% respectively, and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes forward 1mLIBOR and 6mLIBOR curves as of January 20, 2004.

PART IV: COLLATERAL STATISTICS

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	7,256		
Aggregate Current Principal Balance:	$1,300,000,075.38		
Average Current Principal Balance:	$179,162.08		$58,318.90 - $678,655.30
Aggregate Original Principal Balance:	$1,301,835,379.00		
Average Original Principal Balance:	$179,415.02		$60,000.00 - $679,000.00
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	7.434%		5.250% - 14.050%
Wtd. Avg. Original Term (months):	350		120 – 360
Wtd. Avg. Remaining Term (months):	348		118 – 359
Margin (ARM Loans Only):	5.921%		3.064% - 7.125%
Maximum Mortgage Rate (ARM Loans Only):	13.865%		11.250% - 20.050%
Minimum Mortgage Rate (ARM Loans Only):	7.865%		5.250% -14.050%
Wtd. Avg. Original LTV:	79.04%		13.49% - 95.00%
Wtd. Avg. Borrower FICO:	630		500 – 812
Geographic Distribution (Top 5):	CA:	29.03%	
	FL:	8.54%	
	MA:	7.52%	
	NY:	7.17%	
	MI:	4.18%	

DESCRIPTION OF THE TOTAL COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2-yr Fixed/Adjustable-Rate	4,817	$844,706,055.21	64.98	355	39.90	7.865	604	79.61
Fixed Rate	2,439	455,294,020.17	35.02	335	37.10	6.634	679	78.00
Total:	**7,256**	**$1,300,000,075.38**	**100.00**	**348**	**38.92**	**7.434**	**630**	**79.04**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	GROSS COUPON (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	1,790	$141,496,206.00	10.87	334	37.30	8.378	605	74.02
100,000.01 - 150,000.00	1,843	228,611,135.00	17.56	341	38.21	7.750	619	78.05
150,000.01 - 200,000.00	1,278	221,996,874.00	17.05	347	39.17	7.457	626	78.86
200,000.01 - 250,000.00	902	202,486,625.00	15.55	352	39.01	7.233	637	79.33
250,000.01 - 300,000.00	549	150,024,361.00	11.52	352	39.82	7.177	638	81.37
300,000.01 - 350,000.00	337	109,458,334.00	8.41	355	39.42	7.041	636	81.34
350,000.01 - 400,000.00	214	79,939,181.00	6.14	353	40.11	6.979	647	81.42
400,000.01 - 450,000.00	128	54,307,367.00	4.17	349	39.49	6.866	658	81.21
450,000.01 - 500,000.00	81	38,731,892.00	2.98	358	40.84	7.051	643	81.03
500,000.01 - 550,000.00	68	35,877,309.00	2.76	358	38.33	7.268	646	79.19
550,000.01 - 600,000.00	64	37,582,095.00	2.89	356	37.38	7.393	629	77.53
600,000.01 - 650,000.00	1	645,000.00	0.05	359	42.00	5.750	657	66.84
650,000.01 - 700,000.00	1	679,000.00	0.05	359	47.00	9.350	675	70.00
Total:	**7,256**	**$1,301,835,379.00**	**100.00**	**348**	**38.92**	**7.433**	**630**	**79.04**

*Based on the original balances of the Mortgage Loans.

DESCRIPTION OF THE TOTAL COLLATERAL

Principal Balance as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	1,795	$141,773,489.00	10.91	334	37.27	8.377	605	74.03
100,000.01 - 150,000.00	1,841	228,213,142.40	17.55	342	38.24	7.748	619	78.08
150,000.01 - 200,000.00	1,276	221,442,700.42	17.03	347	39.17	7.462	626	78.82
200,000.01 - 250,000.00	903	202,513,494.03	15.58	352	39.01	7.232	637	79.34
250,000.01 - 300,000.00	547	149,312,080.85	11.49	352	39.81	7.175	638	81.39
300,000.01 - 350,000.00	342	111,062,706.18	8.54	355	39.38	7.030	637	81.32
350,000.01 - 400,000.00	209	78,080,028.54	6.01	353	40.18	6.994	646	81.45
400,000.01 - 450,000.00	128	54,229,636.53	4.17	349	39.50	6.866	658	81.21
450,000.01 - 500,000.00	82	39,179,328.52	3.01	358	40.93	7.031	643	80.88
500,000.01 - 550,000.00	67	35,329,804.12	2.72	359	38.19	7.293	646	79.33
550,000.01 - 600,000.00	64	37,540,682.91	2.89	356	37.38	7.393	629	77.53
600,000.01 - 650,000.00	1	644,326.58	0.05	359	42.00	5.750	657	66.84
650,000.01 - 700,000.00	1	678,655.30	0.05	359	47.00	9.350	675	70.00
Total:	**7,256**	**$1,300,000,075.38**	**100.00**	**348**	**38.92**	**7.434**	**630**	**79.04**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
97 - 132	12	$1,290,241.48	0.10	118	28.55	6.186	737	61.18
169 - 204	388	47,710,288.14	3.67	179	35.23	6.885	671	73.46
205 - 240	249	37,454,280.39	2.88	238	37.00	6.964	663	78.41
277 - 312	15	1,763,388.69	0.14	299	31.09	6.501	730	68.11
349 - 360	6,592	1,211,781,876.68	93.21	358	39.15	7.473	627	79.32
Total:	**7,256**	**$1,300,000,075.38**	**100.00**	**348**	**38.92**	**7.434**	**630**	**79.04**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R1

DESCRIPTION OF THE TOTAL COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.000 - 5.499	42	$11,429,818.66	0.88	342	32.10	5.267	726	72.56
5.500 - 5.999	856	199,021,991.87	15.31	339	36.78	5.850	706	76.62
6.000 - 6.499	641	134,709,399.77	10.36	341	37.95	6.237	681	79.67
6.500 - 6.999	1,321	267,554,726.20	20.58	349	39.03	6.805	655	82.60
7.000 - 7.499	603	105,591,570.01	8.12	351	38.93	7.222	635	83.66
7.500 - 7.999	1,326	230,230,268.72	17.71	352	39.43	7.726	608	81.46
8.000 - 8.499	211	35,003,812.54	2.69	350	38.78	8.250	596	79.00
8.500 - 8.999	1,231	182,475,247.75	14.04	353	40.22	8.785	555	73.74
9.000 - 9.499	241	34,278,816.02	2.64	353	41.65	9.246	558	74.03
9.500 - 9.999	430	54,836,629.43	4.22	350	39.95	9.756	555	74.72
10.000 - 10.499	89	11,244,582.38	0.86	354	42.89	10.263	554	75.47
10.500 - 10.999	148	18,157,677.18	1.40	349	40.37	10.718	550	74.43
11.000 - 11.499	44	4,971,481.49	0.38	353	39.42	11.169	563	76.97
11.500 - 11.999	42	5,573,117.73	0.43	356	40.43	11.725	563	78.38
12.000 - 12.499	12	1,496,246.70	0.12	359	44.90	12.271	542	77.88
12.500 - 12.999	15	2,639,578.43	0.20	359	42.54	12.804	544	77.04
13.000 - 13.499	2	658,656.89	0.05	359	46.79	13.227	529	80.74
13.500 - 13.999	1	60,165.55	0.00	357	47.00	13.850	533	70.00
14.500 - 14.999	1	66,288.06	0.01	359	20.00	14.050	598	85.00
Total:	**7,256**	**$1,300,000,075.38**	**100.00**	**348**	**38.92**	**7.434**	**630**	**79.04**

DESCRIPTION OF THE TOTAL COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
25.00 or less	26	$2,632,133.99	0.20	322	37.85	7.180	645	19.56
25.01 - 30.00	37	4,179,387.01	0.32	326	33.96	6.955	668	27.94
30.01 - 35.00	46	5,597,275.68	0.43	326	29.75	6.880	670	32.78
35.01 - 40.00	55	7,798,849.17	0.60	335	34.17	7.439	623	37.69
40.01 - 45.00	83	11,952,145.24	0.92	337	34.40	7.351	632	42.78
45.01 - 50.00	102	13,722,758.12	1.06	330	35.84	7.523	628	47.89
50.01 - 55.00	171	27,384,191.48	2.11	345	35.76	7.403	624	52.97
55.01 - 60.00	291	45,157,659.06	3.47	343	38.70	7.756	608	58.13
60.01 - 65.00	349	57,911,984.63	4.45	345	38.18	7.586	615	62.90
65.01 - 70.00	452	79,706,569.85	6.13	344	37.63	7.466	621	68.06
70.01 - 75.00	1,068	165,350,421.24	12.72	350	38.79	8.302	582	73.74
75.01 - 80.00	892	165,567,646.84	12.74	347	38.74	7.366	633	78.52
80.01 - 85.00	1,059	193,769,067.33	14.91	352	39.32	7.677	621	83.65
85.01 - 90.00	2,390	476,875,589.98	36.68	350	39.71	7.054	650	88.98
90.01 - 95.00	235	42,394,395.76	3.26	349	40.08	7.007	690	93.61
Total:	**7,256**	**$1,300,000,075.38**	**100.00**	**348**	**38.92**	**7.434**	**630**	**79.04**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R1

DESCRIPTION OF THE TOTAL COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
500 - 519	485	$68,413,870.40	5.26	353	40.87	9.234	510	68.64
520 - 539	673	99,951,722.74	7.69	355	41.20	9.063	529	73.64
540 - 559	637	97,391,080.44	7.49	353	40.14	8.640	550	75.09
560 - 579	529	93,359,573.15	7.18	354	39.66	8.170	570	79.20
580 - 599	508	90,970,771.19	7.00	354	39.78	8.064	589	79.89
600 - 619	545	94,142,879.52	7.24	351	39.01	7.712	610	81.14
620 - 639	735	136,602,767.95	10.51	353	38.92	7.206	629	81.88
640 - 659	813	159,123,398.10	12.24	349	39.02	6.989	649	82.14
660 - 679	594	114,480,424.53	8.81	345	38.47	6.810	669	82.06
680 - 699	616	122,609,318.01	9.43	343	37.80	6.522	689	81.40
700 - 719	383	79,830,383.93	6.14	338	37.21	6.343	709	80.25
720 - 739	314	61,727,071.06	4.75	337	37.75	6.207	729	78.66
740 - 759	248	47,421,745.67	3.65	327	36.78	6.129	749	76.96
760 - 779	114	21,027,682.26	1.62	338	34.94	6.210	769	77.01
780 - 799	57	11,601,445.87	0.89	346	33.52	5.865	788	70.76
800 or greater	5	1,345,940.56	0.10	348	33.73	5.973	804	78.81
Total:	**7,256**	**$1,300,000,075.38**	**100.00**	**348**	**38.92**	**7.434**	**630**	**79.04**

DESCRIPTION OF THE TOTAL COLLATERAL

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
25.00 or less	892	147,892,535.95	11.38	343	18.14	7.299	639	75.85
25.01 - 30.00	676	110,904,507.99	8.53	340	28.13	7.256	643	76.86
30.01 - 35.00	900	155,110,188.73	11.93	345	33.03	7.305	636	78.50
35.01 - 40.00	1,144	205,125,028.80	15.78	348	38.09	7.356	634	79.43
40.01 - 45.00	1,426	263,974,736.86	20.31	351	43.09	7.361	633	79.37
45.01 - 50.00	1,777	335,864,476.16	25.84	350	48.13	7.463	629	81.71
50.01 - 55.00	441	81,128,600.89	6.24	354	53.17	8.479	572	75.79
Total:	**7,256**	**$1,300,000,075.38**	**100.00**	**348**	**38.92**	**7.434**	**630**	**79.04**

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
California	1,514	$377,333,452.45	29.03	351	38.59	6.951	643	77.44
Florida	839	111,053,651.53	8.54	349	38.66	7.818	612	78.98
Massachusetts	427	97,745,655.60	7.52	355	39.78	7.265	632	76.65
New York	360	93,210,397.16	7.17	352	38.86	7.380	639	77.86
Michigan	404	54,281,088.80	4.18	351	39.46	7.866	616	81.20
Maryland	261	48,368,165.26	3.72	345	39.17	7.627	620	80.73
Minnesota	257	45,172,808.25	3.47	351	39.22	7.542	625	81.79
Illinois	264	45,131,396.12	3.47	347	40.34	7.861	620	80.54
Washington	204	38,869,514.81	2.99	347	38.40	6.917	652	82.56
New Jersey	186	38,005,702.12	2.92	345	38.83	7.741	627	77.87
Pennsylvania	279	36,248,456.71	2.79	336	38.53	7.626	626	81.53
Texas	286	34,170,009.59	2.63	326	39.26	8.084	610	76.68
Connecticut	183	31,120,592.89	2.39	346	38.65	7.559	629	77.91
Colorado	144	27,123,630.85	2.09	354	37.32	7.335	636	80.31
Wisconsin	149	22,256,560.63	1.71	344	39.69	7.654	642	82.11
Rhode Island	98	18,910,582.26	1.45	349	40.08	7.546	618	74.87
Arizona	116	16,907,327.48	1.30	350	40.46	7.576	631	83.06
Ohio	144	16,883,101.49	1.30	342	38.28	7.661	618	81.98
Indiana	132	15,065,580.26	1.16	337	38.41	7.638	619	82.93
Missouri	105	13,149,385.97	1.01	350	41.49	7.931	605	83.10
Alabama	84	10,314,382.64	0.79	336	39.77	8.077	621	82.07
Hawaii	40	9,214,900.65	0.71	346	35.57	7.018	657	78.26
Tennessee	78	8,940,219.47	0.69	332	38.02	8.188	615	79.60
Louisiana	77	8,760,696.02	0.67	327	39.14	8.168	594	81.54

*Geographic Distribution continued on the next page

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R1

DESCRIPTION OF THE TOTAL COLLATERAL

Geographic Distribution (Continued)

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Nevada	42	7,623,136.98	0.59	353	36.49	7.472	628	80.50
Georgia	47	7,261,802.69	0.56	332	38.80	8.302	612	80.65
Maine	38	6,735,001.10	0.52	355	36.93	8.285	635	81.16
New Hampshire	35	6,225,697.40	0.48	358	39.42	7.255	636	73.80
Oregon	44	6,189,094.70	0.48	351	38.39	7.626	631	81.76
Mississippi	58	6,175,905.28	0.48	325	39.32	8.465	604	84.93
Oklahoma	58	5,910,671.09	0.45	330	40.04	8.039	618	82.63
Delaware	38	5,638,294.71	0.43	352	39.51	7.839	628	82.52
Utah	22	3,467,722.01	0.27	354	38.34	7.773	613	83.13
Nebraska	31	3,223,647.45	0.25	329	41.31	7.764	623	86.48
Kentucky	32	3,223,334.63	0.25	336	37.31	8.200	598	80.70
Iowa	33	3,164,358.19	0.24	332	39.03	8.461	612	81.75
Kansas	25	2,927,341.80	0.23	347	39.38	8.461	617	85.41
North Carolina	24	2,859,209.23	0.22	340	43.58	8.928	604	79.54
South Carolina	22	2,400,963.92	0.18	325	35.36	8.372	623	81.61
Arkansas	17	1,835,635.77	0.14	353	34.97	8.206	625	80.36
Wyoming	14	1,491,890.54	0.11	336	39.33	7.599	628	82.93
New Mexico	11	1,365,559.02	0.11	346	38.62	7.037	673	83.40
Vermont	11	1,118,897.14	0.09	346	40.71	8.031	641	79.87
South Dakota	8	891,801.39	0.07	359	38.94	7.195	630	82.47
Idaho	5	626,491.09	0.05	330	34.25	6.606	644	80.85
Alaska	3	537,374.76	0.04	359	42.84	7.486	612	85.75
North Dakota	4	457,285.26	0.04	357	41.69	6.816	697	80.60
Montana	3	411,700.22	0.03	358	35.62	7.952	574	72.24
Total:	**7,256**	**$1,300,000,075.38**	**100.00**	**348**	**38.92**	**7.434**	**630**	**79.04**

DESCRIPTION OF THE TOTAL COLLATERAL

Occupancy Status

OCCUPATION STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Owner Occupied	6,874	$1,236,239,138.58	95.10	348	39.22	7.430	629	79.09
Non-Owner Occupied	289	43,940,349.04	3.38	350	31.75	7.466	651	78.71
Second Home	93	19,820,587.76	1.52	349	35.92	7.622	644	77.15
Total:	**7,256**	**$1,300,000,075.38**	**100.00**	**348**	**38.92**	**7.434**	**630**	**79.04**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Full Documentation	4,863	$851,599,118.81	65.51	346	39.03	7.343	632	80.36
Stated Documentation	1,464	263,535,198.50	20.27	353	39.44	7.679	631	74.31
Limited Documentation	929	184,865,758.07	14.22	351	37.66	7.503	620	79.74
Total:	**7,256**	**$1,300,000,075.38**	**100.00**	**348**	**38.92**	**7.434**	**630**	**79.04**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	6,749	$1,213,287,251.52	93.33	348	39.02	7.459	629	79.10
Refinance-Debt Consolidation No Cash Out**	489	83,027,981.74	6.39	344	37.55	7.038	652	77.84
Purchase	18	3,684,842.12	0.28	358	36.59	7.937	642	86.59
Total:	**7,256**	**$1,300,000,075.38**	**100.00**	**348**	**38.92**	**7.434**	**630**	**79.04**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE TOTAL COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
8A	920	$182,950,040.45	14.07	335	36.62	6.142	739	77.55
7A	793	158,763,541.63	12.21	342	37.77	6.469	692	81.65
6A	562	108,255,767.54	8.33	344	38.52	6.785	669	82.52
5A	766	150,724,696.26	11.59	349	38.93	6.950	649	82.40
4A	664	123,174,504.31	9.47	352	38.90	7.115	632	82.33
3A	424	74,702,338.91	5.75	351	38.63	7.492	614	81.23
2A	1,062	190,035,011.56	14.62	354	39.46	7.813	584	81.83
A	229	41,519,193.28	3.19	356	39.84	8.436	573	78.91
B	809	121,345,692.88	9.33	354	41.60	9.030	542	75.05
C	942	137,550,353.99	10.58	354	39.96	9.161	538	68.87
D	85	10,978,934.57	0.84	355	44.25	9.506	525	58.15
Total:	**7,256**	**$1,300,000,075.38**	**100.00**	**348**	**38.92**	**7.434**	**630**	**79.04**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Single Family Detached	5,936	$1,059,976,721.40	81.54	347	38.90	7.439	629	79.30
Two-to-Four Family	368	87,211,898.47	6.71	355	39.20	7.336	641	75.83
PUD Detached	296	60,372,896.57	4.64	350	39.82	7.429	624	80.89
Condominium	328	58,307,928.83	4.49	350	38.78	7.150	641	79.86
Manufactured Housing	257	24,704,248.99	1.90	341	36.78	8.119	624	71.85
PUD Attached	33	5,155,888.82	0.40	340	39.84	7.572	629	81.42
Single Family Attached	38	4,270,492.30	0.33	349	39.80	7.888	637	82.18
Total:	**7,256**	**$1,300,000,075.38**	**100.00**	**348**	**38.92**	**7.434**	**630**	**79.04**

DESCRIPTION OF THE TOTAL COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
0	1,717	$314,842,649.23	24.22	348	39.15	7.860	622	78.89
12	204	44,413,461.05	3.42	343	38.32	6.952	655	76.13
24	15	3,735,097.42	0.29	359	35.74	7.097	625	77.14
30	25	5,626,001.68	0.43	352	42.53	7.528	614	79.38
36	5,295	931,382,866.00	71.64	348	38.86	7.313	632	79.24
Total:	**7,256**	**$1,300,000,075.38**	**100.00**	**348**	**38.92**	**7.434**	**630**	**79.04**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Conforming	6,666	$1,045,212,246.45	80.40	347	38.80	7.523	627	78.63
Non-Conforming	590	254,787,828.93	19.60	354	39.42	7.068	644	80.75
Total:	**7,256**	**$1,300,000,075.38**	**100.00**	**348**	**38.92**	**7.434**	**630**	**79.04**

DESCRIPTION OF THE TOTAL COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
11.000 - 11.499	2	$699,804.96	0.08	359	41.07	5.308	694	84.94
11.500 - 11.999	173	41,284,905.03	4.89	356	39.15	5.942	693	82.08
12.000 - 12.499	228	51,639,347.47	6.11	356	39.91	6.249	675	83.51
12.500 - 12.999	811	171,242,579.16	20.27	355	39.65	6.836	643	82.88
13.000 - 13.499	483	87,050,870.33	10.31	354	38.90	7.223	628	83.69
13.500 - 13.999	974	178,340,586.15	21.11	356	39.61	7.721	599	81.54
14.000 - 14.499	157	27,696,338.38	3.28	354	39.00	8.249	587	79.84
14.500 - 14.999	1,131	170,006,413.60	20.13	354	40.44	8.790	551	73.39
15.000 - 15.499	220	31,838,249.26	3.77	354	41.56	9.245	554	73.60
15.500 - 15.999	336	45,339,514.44	5.37	355	40.42	9.761	554	75.69
16.000 - 16.499	75	9,895,263.59	1.17	356	42.90	10.263	552	75.62
16.500 - 16.999	125	15,871,180.79	1.88	354	40.76	10.719	547	74.29
17.000 - 17.499	36	3,847,990.20	0.46	357	41.85	11.159	549	76.05
17.500 - 17.999	36	5,098,059.32	0.60	356	40.17	11.716	563	79.05
18.000 - 18.499	12	1,496,246.70	0.18	359	44.90	12.271	542	77.88
18.500 - 18.999	14	2,573,595.33	0.30	359	42.74	12.811	544	77.05
19.000 - 19.499	2	658,656.89	0.08	359	46.79	13.227	529	80.74
19.500 - 19.999	1	60,165.55	0.01	357	47.00	13.850	533	70.00
Greater than 20.000	1	66,288.06	0.01	359	20.00	14.050	598	85.00
Total:	**4,817**	**$844,706,055.21**	**100.00**	**355**	**39.90**	**7.865**	**604**	**79.61**

AMERIQUEST MORTGAGE COMPANY

DESCRIPTION OF THE TOTAL COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Less than 6.499	403	$93,624,057.46	11.08	356	39.58	6.106	683	82.89
6.500 - 6.999	811	171,242,579.16	20.27	355	39.65	6.836	643	82.88
7.000 - 7.499	483	87,050,870.33	10.31	354	38.90	7.223	628	83.69
7.500 - 7.999	974	178,340,586.15	21.11	356	39.61	7.721	599	81.54
8.000 - 8.499	157	27,696,338.38	3.28	354	39.00	8.249	587	79.84
8.500 - 8.999	1,131	170,006,413.60	20.13	354	40.44	8.790	551	73.39
9.000 - 9.499	220	31,838,249.26	3.77	354	41.56	9.245	554	73.60
9.500 - 9.999	336	45,339,514.44	5.37	355	40.42	9.761	554	75.69
10.000 - 10.499	75	9,895,263.59	1.17	356	42.90	10.263	552	75.62
10.500 - 10.999	125	15,871,180.79	1.88	354	40.76	10.719	547	74.29
11.000 - 11.499	36	3,847,990.20	0.46	357	41.85	11.159	549	76.05
11.500 - 11.999	36	5,098,059.32	0.60	356	40.17	11.716	563	79.05
12.000 - 12.499	12	1,496,246.70	0.18	359	44.90	12.271	542	77.88
Greater than 12.500	18	3,358,705.83	0.40	359	43.16	12.936	542	77.81
Total:	**4,817**	**$844,706,055.21**	**100.00**	**355**	**39.90**	**7.865**	**604**	**79.61**

DESCRIPTION OF THE TOTAL COLLATERAL

Gross Margins of the Adjustable-Rate Loans

RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
3.000 - 3.249	1	$160,339.91	0.02	359	23.00	5.990	781	82.01
3.250 - 3.499	1	92,387.52	0.01	358	38.00	8.500	560	54.41
3.500 - 3.749	1	172,850.59	0.02	359	43.00	5.500	737	80.00
4.000 - 4.249	7	1,515,626.02	0.18	359	41.10	6.816	690	80.34
4.250 - 4.499	2	489,069.79	0.06	358	42.10	7.990	614	87.68
4.500 - 4.749	11	2,436,873.23	0.29	359	43.80	6.214	737	82.70
4.750 - 4.999	192	38,809,838.19	4.59	355	39.67	6.457	733	83.56
5.000 - 5.249	291	57,835,102.11	6.85	356	38.53	6.724	689	85.17
5.250 - 5.499	293	59,648,985.56	7.06	355	39.75	7.001	667	84.27
5.500 - 5.749	515	100,866,550.12	11.94	353	39.70	7.088	647	83.93
5.750 - 5.999	448	84,866,935.94	10.05	357	39.28	7.234	627	82.76
6.000 - 6.249	1,244	220,225,000.63	26.07	356	39.43	7.785	589	82.22
6.250 - 6.499	194	35,751,071.88	4.23	357	39.84	8.552	568	78.32
6.500 - 6.749	793	118,905,813.77	14.08	355	41.57	9.074	539	74.57
6.750 - 6.999	823	122,808,055.24	14.54	355	40.47	9.163	537	68.22
7.000 - 7.249	1	121,554.71	0.01	359	25.00	10.800	515	80.00
Total:	**4,817**	**$844,706,055.21**	**100.00**	**355**	**39.90**	**7.865**	**604**	**79.61**

DESCRIPTION OF THE TOTAL COLLATERAL

Next Adjustment Date of the Adjustable-Rate Loans

NEXT ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
July 2005	1	$180,628.51	0.02	353	46.00	7.990	601	58.55
August 2005	170	28,616,435.18	3.39	351	40.51	8.761	588	77.30
September 2005	45	7,185,389.60	0.85	349	40.69	8.442	599	77.69
October 2005	67	8,744,561.57	1.04	355	42.84	8.805	590	80.08
November 2005	27	6,685,030.23	0.79	355	42.77	7.886	607	82.47
December 2005	1,329	245,780,674.65	29.10	355	39.94	7.644	609	80.59
January 2006	3,178	547,513,335.47	64.82	356	39.76	7.895	603	79.28
Total:	**4,817**	**$844,706,055.21**	**100.00**	**355**	**39.90**	**7.865**	**604**	**79.61**

Initial Periodic Cap of the Adjustable-Rate Loans

INITIAL PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2.000	4,817	$844,706,055.21	100.00	355	39.90	7.865	604	79.61
Total:	**4,817**	**$844,706,055.21**	**100.00**	**355**	**39.90**	**7.865**	**604**	**79.61**

Periodic Cap of the Adjustable-Rate Loans

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
1.000	4,817	$844,706,055.21	100.00	355	39.90	7.865	604	79.61
Total:	**4,817**	**$844,706,055.21**	**100.00**	**355**	**39.90**	**7.865**	**604**	**79.61**

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Summary

Statistics given below are for the Mortgage Loans in the pool as of the Collateral Selection Date. Balances and percentages are based on the Cut-Off Date scheduled balances of such Mortgage Loans (except in the case of Debt-to-Income and FICO, which are determined at origination).

	Summary Statistics		Range (if applicable)
Number of Mortgage Loans:	906		
Aggregate Current Principal Balance:	$291,819,893.66		
Average Current Principal Balance:	$322,097.01		$59,679.54 - $678,655.30
Aggregate Original Principal Balance:	$292,206,080.00		
Average Original Principal Balance:	$322,523.27		$60,000.00 – $679,000.00
Fully Amortizing Mortgage Loans:	100.00%		
1st Lien:	100.00%		
Wtd. Avg. Gross Coupon:	7.522%		5.250% - 14.050%
Wtd. Avg. Original Term (months):	355		180 – 360
Wtd. Avg. Remaining Term (months):	354		174 – 359
Margin (ARM Loans Only):	5.920%		4.000% - 7.125%
Maximum Mortgage Rate (ARM Loans Only):	14.197%		11.250% - 20.050%
Minimum Mortgage Rate (ARM Loans Only):	8.197%		5.250% - 14.050%
Wtd. Avg. Original LTV:	80.23%		19.10% - 95.00%
Wtd. Avg. Borrower FICO:	633		500 – 803
Geographic Distribution (Top 5):	CA:	45.65%	
	NY:	9.64%	
	MA:	6.81%	
	FL:	4.39%	
	IL:	2.99%	

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R1

DESCRIPTION OF THE GROUP II COLLATERAL

Collateral Type

COLLATERAL TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2-yr Fixed/Adjustable-Rate	667	$189,380,667.74	64.90	356	40.67	8.197	605	80.64
Fixed Rate	239	102,439,225.92	35.10	348	37.93	6.275	685	79.48
Total:	**906**	**$291,819,893.66**	**100.00**	**354**	**39.71**	**7.522**	**633**	**80.23**

Principal Balances at Origination

RANGE OF PRINCIPAL BALANCES AT ORIGINATION ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF ORIGINATION	% OF PRINCIPAL BALANCE AS OF ORIGINATION	REMAINING TERM TO MATURITY (months)*	DEBT-TO-INCOME (%)*	GROSS COUPON (%)*	FICO*	OLTV (%)*
50,000.01 - 100,000.00	184	$13,350,529.00	4.57	349	39.87	10.916	551	74.43
100,000.01 - 150,000.00	62	7,593,200.00	2.60	356	42.13	10.805	547	76.24
150,000.01 - 200,000.00	27	4,596,350.00	1.57	358	42.05	10.746	545	77.07
200,000.01 - 250,000.00	18	4,021,800.00	1.38	352	47.99	10.547	543	76.21
250,000.01 - 300,000.00	15	4,058,192.00	1.39	357	43.16	10.822	572	79.75
300,000.01 - 350,000.00	93	31,680,750.00	10.84	353	39.53	7.166	634	82.39
350,000.01 - 400,000.00	190	70,927,791.00	24.27	352	39.82	6.982	647	82.00
400,000.01 - 450,000.00	113	48,057,872.00	16.45	348	39.99	6.867	659	81.57
450,000.01 - 500,000.00	75	35,824,192.00	12.26	358	40.35	7.037	641	80.94
500,000.01 - 550,000.00	64	33,774,309.00	11.56	358	38.74	7.334	643	79.21
550,000.01 - 600,000.00	63	36,997,095.00	12.66	356	37.23	7.360	630	77.73
600,000.01 - 650,000.00	1	645,000.00	0.22	359	42.00	5.750	657	66.84
650,000.01 - 700,000.00	1	679,000.00	0.23	359	47.00	9.350	675	70.00
Total:	**906**	**$292,206,080.00**	**100.00**	**354**	**39.71**	**7.522**	**633**	**80.23**

*Based on the original balances of the Mortgage Loans.

DESCRIPTION OF THE GROUP II COLLATERAL

Principal Balances as of the Cut-Off Date

RANGE OF PRINCIPAL BALANCES AS OF THE CUT-OFF DATE ($)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
50,000.01 - 100,000.00	184	$13,337,126.20	4.57	349	39.87	10.916	551	74.43
100,000.01 - 150,000.00	62	7,586,074.02	2.60	356	42.13	10.805	547	76.24
150,000.01 - 200,000.00	28	4,791,386.28	1.64	353	42.47	10.714	544	76.36
200,000.01 - 250,000.00	18	4,068,184.45	1.39	358	48.10	10.541	546	77.35
250,000.01 - 300,000.00	14	3,804,254.52	1.30	358	42.51	10.877	572	79.62
300,000.01 - 350,000.00	97	33,032,510.78	11.32	352	39.54	7.135	636	82.26
350,000.01 - 400,000.00	186	69,428,548.93	23.79	353	39.82	6.993	646	82.05
400,000.01 - 450,000.00	113	47,988,637.02	16.44	348	39.99	6.868	659	81.57
450,000.01 - 500,000.00	76	36,274,767.33	12.43	358	40.45	7.016	642	80.78
500,000.01 - 550,000.00	63	33,229,451.59	11.39	358	38.60	7.362	642	79.35
550,000.01 - 600,000.00	63	36,955,970.66	12.66	356	37.23	7.360	630	77.73
600,000.01 - 650,000.00	1	644,326.58	0.22	359	42.00	5.750	657	66.84
650,000.01 - 700,000.00	1	678,655.30	0.23	359	47.00	9.350	675	70.00
Total:	**906**	**$291,819,893.66**	**100.00**	**354**	**39.71**	**7.522**	**633**	**80.23**

Remaining Term to Maturity

RANGE OF MONTHS REMAINING	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
169 - 204	17	$5,162,529.11	1.77	178	39.12	6.897	653	80.04
205 - 240	17	3,876,557.61	1.33	238	38.85	7.042	646	76.40
349 - 360	872	282,780,806.94	96.90	358	39.73	7.540	633	80.29
Total:	**906**	**$291,819,893.66**	**100.00**	**354**	**39.71**	**7.522**	**633**	**80.23**

DESCRIPTION OF THE GROUP II COLLATERAL

Mortgage Rate

RANGE OF CURRENT MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
5.000 - 5.499	10	$4,514,692.43	1.55	358	34.39	5.255	724	75.76
5.500 - 5.999	150	63,807,961.88	21.87	349	38.10	5.822	706	78.96
6.000 - 6.499	67	28,460,293.92	9.75	356	38.91	6.211	672	83.86
6.500 - 6.999	150	63,918,939.76	21.90	354	39.85	6.782	643	83.84
7.000 - 7.499	38	16,232,514.32	5.56	354	39.96	7.227	626	85.05
7.500 - 7.999	82	35,735,516.01	12.25	354	40.82	7.753	602	79.60
8.000 - 8.499	13	5,977,198.51	2.05	359	41.84	8.279	603	81.21
8.500 - 8.999	43	18,670,534.66	6.40	354	39.83	8.758	566	76.77
9.000 - 9.499	8	3,681,535.45	1.26	359	44.72	9.237	600	72.92
9.500 - 9.999	42	10,653,565.06	3.65	353	39.03	9.891	562	77.04
10.000 - 10.499	75	9,895,263.59	3.39	356	42.90	10.263	552	75.62
10.500 - 10.999	125	15,871,180.79	5.44	354	40.76	10.719	547	74.29
11.000 - 11.499	37	4,447,685.43	1.52	357	39.58	11.165	567	77.69
11.500 - 11.999	36	5,098,059.32	1.75	356	40.17	11.716	563	79.05
12.000 - 12.499	12	1,496,246.70	0.51	359	44.90	12.271	542	77.88
12.500 - 12.999	14	2,573,595.33	0.88	359	42.74	12.811	544	77.05
13.000 - 13.499	2	658,656.89	0.23	359	46.79	13.227	529	80.74
13.500 - 13.999	1	60,165.55	0.02	357	47.00	13.850	533	70.00
14.000 - 14.499	1	66,288.06	0.02	359	20.00	14.050	598	85.00
Total:	**906**	**$291,819,893.66**	**100.00**	**354**	**39.71**	**7.522**	**633**	**80.23**

DESCRIPTION OF THE GROUP II COLLATERAL

Original Loan-to-Value Ratios

RANGE OF ORIGINAL LOAN-TO-VALUE RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
25.00 or less	1	$71,804.32	0.02	354	29.00	9.990	625	19.10
25.01 - 30.00	2	574,021.92	0.20	357	38.28	6.125	674	28.75
30.01 - 35.00	3	619,504.62	0.21	359	12.18	6.924	736	32.05
35.01 - 40.00	4	1,167,217.17	0.40	359	37.03	8.378	607	39.47
40.01 - 45.00	5	1,339,326.24	0.46	359	29.92	8.181	569	43.54
45.01 - 50.00	8	2,133,173.74	0.73	354	32.28	8.155	598	48.84
50.01 - 55.00	18	5,326,674.33	1.83	356	36.20	8.062	595	53.62
55.01 - 60.00	25	7,376,299.93	2.53	344	40.43	7.933	610	58.17
60.01 - 65.00	39	9,923,303.17	3.40	347	40.21	7.675	629	62.52
65.01 - 70.00	59	20,147,073.45	6.90	352	36.32	7.333	629	68.22
70.01 - 75.00	137	29,130,320.26	9.98	356	39.75	8.936	583	73.84
75.01 - 80.00	131	45,112,618.05	15.46	353	40.31	7.441	630	78.49
80.01 - 85.00	179	53,705,512.92	18.40	354	40.78	7.952	625	83.57
85.01 - 90.00	282	110,233,040.59	37.77	354	40.00	6.944	657	89.05
90.01 - 95.00	13	4,960,002.95	1.70	358	41.63	6.994	648	92.99
Total:	**906**	**$291,819,893.66**	**100.00**	**354**	**39.71**	**7.522**	**633**	**80.23**

DESCRIPTION OF THE GROUP II COLLATERAL

FICO Score at Origination

RANGE OF FICO SCORES	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
500 - 519	84	$16,388,908.30	5.62	356	40.07	9.967	510	68.81
520 - 539	103	18,556,463.89	6.36	354	43.07	10.011	530	77.53
540 - 559	102	21,282,504.18	7.29	356	41.00	9.293	551	77.05
560 - 579	79	23,344,302.94	8.00	356	40.02	8.493	569	79.19
580 - 599	70	22,612,393.50	7.75	354	41.84	8.207	588	79.92
600 - 619	50	14,596,501.36	5.00	358	40.39	8.024	609	83.23
620 - 639	73	28,292,575.75	9.70	358	41.39	7.036	629	82.43
640 - 659	85	36,389,671.02	12.47	349	38.44	6.828	650	81.88
660 - 679	63	26,383,571.31	9.04	352	39.29	6.855	670	84.69
680 - 699	66	28,543,313.44	9.78	352	38.02	6.405	689	81.97
700 - 719	54	22,838,691.49	7.83	346	38.16	6.219	710	81.76
720 - 739	31	13,348,735.18	4.57	355	40.24	6.019	729	81.15
740 - 759	25	10,442,249.81	3.58	354	37.62	5.823	747	77.96
760 - 779	10	4,157,014.11	1.42	359	36.37	6.388	771	80.60
780 - 799	9	3,768,668.60	1.29	359	29.58	5.615	789	73.04
800 or greater	2	874,328.78	0.30	358	37.24	5.898	802	86.14
Total:	**906**	**$291,819,893.66**	**100.00**	**354**	**39.71**	**7.522**	**633**	**80.23**

Debt-to-Income Ratio

RANGE OF DEBT-TO-INCOME RATIOS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
25.00 or less	98	$32,986,394.56	11.30	355	17.25	7.543	634	76.86
25.01 - 30.00	68	22,996,670.22	7.88	351	28.04	7.137	660	79.20
30.01 - 35.00	87	27,412,541.15	9.39	348	32.96	7.365	643	79.37
35.01 - 40.00	126	41,021,036.64	14.06	354	38.20	7.489	636	81.73
40.01 - 45.00	179	59,416,754.74	20.36	356	42.99	7.213	645	80.27
45.01 - 50.00	241	78,816,437.88	27.01	354	48.12	7.600	626	81.78
50.01 - 55.00	107	29,170,058.47	10.00	353	53.34	8.419	593	79.28
Total:	**906**	**$291,819,893.66**	**100.00**	**354**	**39.71**	**7.522**	**633**	**80.23**

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
California	322	$133,222,025.06	45.65	353	39.31	6.961	646	80.95
New York	79	28,145,205.15	9.64	358	37.50	7.620	632	81.39
Massachusetts	55	19,864,270.71	6.81	358	43.01	7.547	632	80.70
Florida	45	12,806,737.01	4.39	355	37.20	8.035	617	75.77
Illinois	35	8,733,838.35	2.99	359	42.96	8.447	605	79.64
New Jersey	27	8,715,071.76	2.99	348	37.41	8.317	602	77.48
Maryland	24	8,576,758.75	2.94	358	43.36	7.520	637	83.37
Texas	53	7,142,375.75	2.45	332	44.59	9.276	586	76.25
Michigan	36	6,978,540.91	2.39	347	41.51	8.672	597	77.60
Colorado	16	6,674,148.07	2.29	359	33.89	7.746	645	76.32
Washington	16	6,096,004.81	2.09	345	41.26	6.855	662	81.66
Minnesota	16	5,120,578.30	1.75	358	42.68	7.840	627	83.25
Connecticut	9	3,459,127.44	1.19	359	36.38	7.571	627	79.45
Pennsylvania	19	3,392,943.39	1.16	341	36.74	8.047	628	83.84
Rhode Island	7	3,224,573.33	1.10	358	37.15	6.784	638	70.17
Wisconsin	17	3,029,265.91	1.04	358	44.35	8.574	616	81.27
Maine	8	2,943,953.00	1.01	354	34.48	8.619	640	80.93
Hawaii	6	2,718,640.93	0.93	358	42.32	7.013	671	84.15
Missouri	10	2,408,706.43	0.83	354	47.37	8.479	588	84.33
Arizona	8	2,246,639.18	0.77	358	48.55	8.547	634	86.87
Georgia	13	2,130,622.35	0.73	359	39.35	9.410	575	72.02
Ohio	10	1,740,237.07	0.60	358	40.22	8.294	614	86.25
Nevada	3	1,482,354.09	0.51	359	33.89	7.272	662	69.80
New Hampshire	3	1,435,175.45	0.49	357	41.98	6.611	688	71.30
Alabama	9	1,340,245.31	0.46	314	36.76	9.136	601	79.05
North Carolina	10	1,226,621.54	0.42	359	45.73	9.711	589	79.46

*Geographic Distribution continued on the next page

DESCRIPTION OF THE GROUP II COLLATERAL

Geographic Distribution (Continued)

STATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Tennessee	6	1,168,590.74	0.40	358	43.11	8.941	613	81.85
Indiana	7	1,017,037.60	0.35	358	26.18	8.059	580	69.59
Louisiana	3	822,233.35	0.28	269	53.16	9.418	550	83.12
Kansas	6	793,983.52	0.27	359	42.67	9.974	556	85.33
Arkansas	4	576,053.13	0.20	359	37.00	9.006	593	82.70
Utah	1	519,715.37	0.18	359	42.00	8.990	506	69.33
Oregon	2	428,674.83	0.15	359	21.96	7.530	655	86.43
Mississippi	5	364,291.40	0.12	322	45.89	10.637	537	82.31
South Carolina	5	362,794.39	0.12	328	43.68	10.929	563	73.54
Iowa	4	268,816.57	0.09	358	35.91	10.821	522	72.43
Kentucky	2	238,622.98	0.08	356	28.26	9.990	551	83.53
Oklahoma	3	214,241.95	0.07	358	40.94	11.559	528	76.60
Delaware	1	130,198.49	0.04	354	29.00	10.750	554	75.00
Nebraska	1	59,979.29	0.02	359	54.00	11.150	518	63.16
Total:	**906**	**$291,819,893.66**	**100.00**	**354**	**39.71**	**7.522**	**633**	**80.23**

DESCRIPTION OF THE GROUP II COLLATERAL

Occupancy Status

OCCUPATION STATUS*	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Owner Occupied	865	$279,459,296.02	95.76	354	40.09	7.493	633	80.37
Second Home	16	6,822,147.62	2.34	347	30.98	8.216	632	74.36
Non-Owner Occupied	25	5,538,450.02	1.90	358	30.86	8.142	637	80.66
Total:	**906**	**$291,819,893.66**	**100.00**	**354**	**39.71**	**7.522**	**633**	**80.23**

*Based on mortgagor representation at origination.

Documentation Type

INCOME DOCUMENTATION	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Full Documentation	564	$188,447,770.06	64.58	353	39.28	7.330	636	81.35
Stated Documentation	221	59,118,165.88	20.26	357	41.71	8.165	629	76.52
Limited Documentation	121	44,253,957.72	15.16	353	38.82	7.484	625	80.43
Total:	**906**	**$291,819,893.66**	**100.00**	**354**	**39.71**	**7.522**	**633**	**80.23**

Loan Purpose

PURPOSE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Refinance-Debt Consolidation Cash Out**	842	$272,947,371.33	93.53	354	39.90	7.542	633	80.56
Refinance-Debt Consolidation No Cash Out***	59	17,627,695.73	6.04	355	36.33	7.169	645	75.00
Purchase	5	1,244,826.60	0.43	358	44.28	8.179	605	83.14
Total:	**906**	**$291,819,893.66**	**100.00**	**354**	**39.71**	**7.522**	**633**	**80.23**

** Cash proceeds to the borrower inclusive of debt consolidation payments exceed 2% or $2,000 of the original principal balance of the related loan. Also includes all home equity loans originated in Texas with any cash proceeds.

*** Cash proceeds to the borrower inclusive of debt consolidation payments do not exceed 2% or $2,000 of the original principal balance of the related loan. Excludes home equity loans originated in Texas with any cash proceeds.

DESCRIPTION OF THE GROUP II COLLATERAL

Credit Grade

RISK CATEGORY	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
8A	101	$43,083,503.58	14.76	352	37.34	5.933	739	79.18
7A	93	39,674,399.50	13.60	351	38.26	6.295	693	82.53
6A	60	25,462,151.55	8.73	352	39.22	6.841	669	85.04
5A	78	33,674,621.55	11.54	351	38.25	6.765	649	82.06
4A	58	23,501,209.86	8.05	358	40.93	6.899	636	83.36
3A	30	10,679,215.27	3.66	359	40.56	7.592	612	83.78
2A	125	43,569,349.62	14.93	356	40.89	7.852	587	81.82
A	50	14,567,798.99	4.99	358	39.63	8.759	568	81.59
B	150	27,447,237.72	9.41	352	43.48	9.973	546	78.02
C	146	27,850,125.84	9.54	356	39.82	9.959	539	68.73
D	15	2,310,280.18	0.79	354	50.66	10.312	517	58.72
Total:	**906**	**$291,819,893.66**	**100.00**	**354**	**39.71**	**7.522**	**633**	**80.23**

Property Type

PROPERTY TYPE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Single Family Detached	765	$248,956,553.13	85.31	354	39.57	7.509	634	80.19
PUD Detached	52	19,704,963.01	6.75	353	41.34	7.156	640	81.58
Two-to-Four Family	28	9,777,429.00	3.35	356	38.99	7.839	631	78.70
Condominium	29	9,769,280.61	3.35	351	40.80	7.539	622	81.50
Manufactured Housing	23	2,011,820.14	0.69	353	37.75	10.916	551	70.08
PUD Attached	4	936,578.92	0.32	312	37.37	7.435	630	83.62
Single Family Attached	5	663,268.85	0.23	358	45.19	8.332	672	86.24
Total:	**906**	**$291,819,893.66**	**100.00**	**354**	**39.71**	**7.522**	**633**	**80.23**

DESCRIPTION OF THE GROUP II COLLATERAL

Prepayment Charge Term at Origination

PREPAYMENT CHARGE TERM AT ORIGINATION (months)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
0	306	$84,865,871.05	29.08	355	39.03	8.418	616	79.20
12	21	9,248,011.81	3.17	359	38.10	6.454	671	81.09
24	3	1,364,963.13	0.47	358	30.11	6.304	641	77.12
30	6	2,182,183.80	0.75	358	47.99	7.426	621	76.43
36	570	194,158,863.87	66.53	353	40.05	7.191	639	80.71
Total:	**906**	**$291,819,893.66**	**100.00**	**354**	**39.71**	**7.522**	**633**	**80.23**

Conforming Balance

CONFORMING BALANCE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Non-Conforming	590	$254,787,828.93	87.31	354	39.42	7.068	644	80.75
Conforming	316	37,032,064.73	12.69	354	41.70	10.646	559	76.66
Total:	**906**	**$291,819,893.66**	**100.00**	**354**	**39.71**	**7.522**	**633**	**80.23**

DESCRIPTION OF THE GROUP II COLLATERAL

Maximum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MAXIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
11.000 - 11.499	1	$429,506.77	0.23	359	43.00	5.250	698	86.00
11.500 - 11.999	27	11,345,433.23	5.99	359	42.09	5.955	693	84.74
12.000 - 12.499	34	14,673,713.42	7.75	358	40.91	6.242	672	84.95
12.500 - 12.999	103	43,859,022.60	23.16	355	38.97	6.804	636	84.14
13.000 - 13.499	33	14,027,522.49	7.41	359	40.44	7.237	615	84.54
13.500 - 13.999	67	29,198,468.05	15.42	358	41.36	7.767	598	79.69
14.000 - 14.499	13	5,977,198.51	3.16	359	41.84	8.279	603	81.21
14.500 - 14.999	39	16,922,115.54	8.94	354	40.03	8.768	566	76.94
15.000 - 15.499	8	3,681,535.45	1.94	359	44.72	9.237	600	72.92
15.500 - 15.999	40	9,698,705.25	5.12	353	39.14	9.921	561	79.02
16.000 - 16.499	75	9,895,263.59	5.23	356	42.90	10.263	552	75.62
16.500 - 16.999	125	15,871,180.79	8.38	354	40.76	10.719	547	74.29
17.000 - 17.499	36	3,847,990.20	2.03	357	41.85	11.159	549	76.05
17.500 - 17.999	36	5,098,059.32	2.69	356	40.17	11.716	563	79.05
18.000 - 18.499	12	1,496,246.70	0.79	359	44.90	12.271	542	77.88
18.500 - 18.999	14	2,573,595.33	1.36	359	42.74	12.811	544	77.05
19.000 – 19.499	2	658,656.89	0.35	359	46.79	13.227	529	80.74
19.500 - 19.999	1	60,165.55	0.03	357	47.00	13.850	533	70.00
Greater than 20.000	1	66,288.06	0.04	359	20.00	14.050	598	85.00
Total:	**667**	**$189,380,667.74**	**100.00**	**356**	**40.67**	**8.197**	**605**	**80.64**

DESCRIPTION OF THE GROUP II COLLATERAL

Minimum Mortgage Rates of the Adjustable-Rate Loans

RANGE OF MINIMUM MORTGAGE RATES (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
Less than 6.499	62	$26,448,653.42	13.97	358	41.45	6.103	681	84.88
6.000 - 6.499	103	43,859,022.60	23.16	355	38.97	6.804	636	84.14
6.500 - 6.999	33	14,027,522.49	7.41	359	40.44	7.237	615	84.54
7.000 - 7.499	67	29,198,468.05	15.42	358	41.36	7.767	598	79.69
7.500 - 7.999	13	5,977,198.51	3.16	359	41.84	8.279	603	81.21
8.000 - 8.499	39	16,922,115.54	8.94	354	40.03	8.768	566	76.94
8.500 - 8.999	8	3,681,535.45	1.94	359	44.72	9.237	600	72.92
9.000 - 9.499	40	9,698,705.25	5.12	353	39.14	9.921	561	79.02
10.000 - 10.499	75	9,895,263.59	5.23	356	42.90	10.263	552	75.62
10.500 - 10.999	125	15,871,180.79	8.38	354	40.76	10.719	547	74.29
11.000 - 11.499	36	3,847,990.20	2.03	357	41.85	11.159	549	76.05
11.500 - 11.999	36	5,098,059.32	2.69	356	40.17	11.716	563	79.05
12.000 - 12.499	12	1,496,246.70	0.79	359	44.90	12.271	542	77.88
Greater than 12.500	18	3,358,705.83	1.77	359	43.16	12.936	542	77.81
Total:	**667**	**$189,380,667.74**	**100.00**	**356**	**40.67**	**8.197**	**605**	**80.64**

AMERIQUEST MORTGAGE COMPANY

DESCRIPTION OF THE GROUP II COLLATERAL

Gross Margins of the Adjustable-Rate Loans

RANGE OF GROSS MARGINS (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
4.000 - 4.249	1	$599,461.83	0.32	359	34.00	6.550	672	66.67
4.500 - 4.749	3	1,148,414.09	0.61	359	44.80	5.904	740	85.78
4.750 - 4.999	16	6,632,007.69	3.50	359	40.93	6.413	737	84.22
5.000 - 5.249	35	15,189,914.08	8.02	359	38.44	6.777	692	85.85
5.250 - 5.499	36	15,480,381.27	8.17	359	38.72	7.061	669	86.03
5.500 - 5.749	51	21,441,676.13	11.32	354	37.99	7.003	648	83.81
5.750 - 5.999	42	15,862,553.46	8.38	358	41.57	7.042	633	83.26
6.000 - 6.249	145	47,062,551.17	24.85	357	41.49	7.994	588	82.79
6.250 - 6.499	45	12,849,375.98	6.78	358	39.89	8.905	566	80.55
6.500 - 6.749	150	25,876,313.81	13.66	352	43.65	10.154	546	77.91
6.750 - 6.999	142	27,116,463.52	14.32	356	40.68	9.970	535	68.72
7.000 - 7.249	1	121,554.71	0.06	359	25.00	10.800	515	80.00
Total:	**667**	**$189,380,667.74**	**100.00**	**356**	**40.67**	**8.197**	**605**	**80.64**

DESCRIPTION OF THE GROUP II COLLATERAL

Next Adjustment Date of the Adjustable-Rate Loans

NEXT ADJUSTMENT DATE	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
August 2005	49	$9,280,153.64	4.90	347	40.72	9.434	575	76.52
September 2005	8	1,587,949.26	0.84	355	40.92	9.143	571	77.40
October 2005	16	1,971,943.60	1.04	352	47.68	9.936	570	81.17
November 2005	10	3,428,481.91	1.81	357	40.24	7.940	614	81.06
December 2005	146	53,414,207.79	28.20	355	39.27	7.626	618	82.00
January 2006	438	119,697,931.54	63.20	358	41.18	8.322	602	80.37
Total:	**667**	**$189,380,667.74**	**100.00**	**356**	**40.67**	**8.197**	**605**	**80.64**

Initial Periodic Cap of the Adjustable-Rate Loans

INITIAL PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
2.000	667	$189,380,667.74	100.00	356	40.67	8.197	605	80.64
Total:	**667**	**$189,380,667.74**	**100.00**	**356**	**40.67**	**8.197**	**605**	**80.64**

Periodic Cap of the Adjustable-Rate Loans

PERIODIC CAP (%)	NUMBER OF MORTGAGE LOANS	PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	% OF PRINCIPAL BALANCE AS OF THE CUT-OFF DATE	REMAINING TERM TO MATURITY (months)	DEBT-TO-INCOME (%)	GROSS COUPON (%)	FICO	OLTV (%)
1.000	667	$189,380,667.74	100.00	356	40.67	8.197	605	80.64
Total:	**667**	**$189,380,667.74**	**100.00**	**356**	**40.67**	**8.197**	**605**	**80.64**

AMERIQUEST MORTGAGE COMPANY

Ameriquest Mortgage Securities Inc. Asset-Backed Pass-Through Certificates, Series 2004-R1

FOR ADDITIONAL INFORMATION PLEASE CALL:

Citigroup Global Markets Inc.	
Mortgage Finance	
Randy Appleyard	212-723-6394
Philip Seares	212-723-1145
Brian Appell	212-723-6395
Arkadiy Yakubov	212-723-6932
Ian Wesson	212-723-6334
Mortgage Trading	
Jim De Mare	212-723-6325
Matthew Cherwin	212-723-6325

Rating Agency Contacts	
Standard & Poor's	
Linda Wu	212-438-1567
Michael Parris	212-438-1566
Moody's	
Taruna Reddy	212-553-3605
Fitch	
Quincy Tang	212-908-0693